Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A.

FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

GRUPO FINANCIERO GALICIA S.A.

FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Fiscal Year No. 15, commenced January 1, 2013

Legal Domicile: Tte. Gral. Juan D. Perón No. 456 – 2nd floor Autonomous City of Buenos Aires – Argentina

Principal Line of Business: Financial and Investment Activities

Registration No. with the Corporation Control Authority (I.G.J.): 12,749

Sequential Number – Corporation Control Authority: 1,671,058

Date of Registration with the Corporation Control Authority (I.G.J.):

Of Bylaws: September 30, 1999

Date of Latest Amendment to Bylaws: July 16, 2010

Date of Expiration of the Company’s Bylaws: June 30, 2100

Information on the Controlling Company:

Company’s Name: EBA HOLDING S.A.

Principal Line of Business: Financial and Investment Activities

Interest Held by the Controlling Company in the Shareholders’ Equity as of 06.30.13: 22.65%

Interest held by the Controlling Company in the Votes as of 06.30.13: 59.42%

Capital Status as of 06.30.13 (Note 8 to the Financial Statements):

(Figures Stated in Thousands of Pesos for “Subscribed” and “Paid-in” Shares)

Shares
Amount	Type	Voting Rights per Share	Subscribed	Paid-in
281,221,650	Ordinary Class “A”, Face Value of 1	5	281,222	281,222
960,185,367	Ordinary Class “B”, Face Value of 1	1	960,185	960,185

1,241,407,017	—	—	1,241,407	1,241,407

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

Figures Stated in Thousands of Pesos

	Notes	06.30.13	12.31.12
Assets

Cash and Due from Banks		8,249,087	8,345,015

Cash		1,934,648	2,560,967
Financial Institutions and Correspondents		6,314,439	5,784,048
Argentine Central Bank (B.C.R.A.)		6,111,174	5,613,604
Other Local Financial Institutions		18,605	26,271
Foreign		184,660	144,173

Government and Private Securities	3	3,803,370	3,627,144

Holdings Recorded at Fair Market Value		1,048,174	118,655
Holdings Recorded at their Acquisition Cost plus the I.R.R.		820,790	824,188
Instruments Issued by the Argentine Central Bank		1,862,693	2,685,293
Investments in Listed Private Securities		71,713	188
Allowances		—	(1,180)

Loans	4 and 5	48,276,641	42,592,979

To the Non-financial Public Sector		66,540	25,657
To the Financial Sector		470,001	356,617
Interbank Loans (Call Money Loans Granted)		102,000	84,000
Other Loans to Local Financial Institutions		336,209	255,582
Accrued Interest, Adjustments and Exchange Rate Differences Receivable		31,792	17,035
To the Non-financial Private Sector and Residents Abroad		49,807,131	43,942,659
Overdrafts		3,621,946	3,097,755
Promissory Notes		11,743,276	10,456,604
Mortgage Loans		1,326,084	1,158,832
Collateral Loans		384,092	310,668
Personal Loans		7,875,512	7,283,083
Credit Card Loans		22,182,652	19,279,002
Others		2,175,741	1,897,800
Accrued Interest, Adjustments and Exchange Rate Differences Receivable		702,037	660,400
Unearned Discount		(204,070)	(200,705)
Unallocated Collections		(139)	(780)
Allowances	6	(2,067,031)	(1,731,954)

Other Receivables Resulting from Financial Brokerage		5,185,908	4,418,571

Argentine Central Bank		808,715	716,493
Amounts Receivable for Spot and Forward Sales to be Settled		665,837	122,473
Securities Receivable under Spot and Forward Purchases to be Settled		238,474	434,005
Premiums from Bought Options		—	3,059
Others Not Included in the Debtor Classification Regulations	7	2,034,506	1,918,127
Unlisted Negotiable Obligations	5	571,400	278,967
Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	8	6,308	2,540
Others Included in the Debtor Classification Regulations	5	935,914	1,010,596
Accrued Interest Receivable Included in the Debtor Classification Regulations	5	581	1,169
Allowances		(75,827)	(68,858)

Receivables from Financial Leases		985,189	848,264

Receivables from Financial Leases	5	978,365	844,849
Accrued Interest and Adjustments Receivable	5	21,744	15,800
Allowances		(14,920)	(12,385)

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

Figures Stated in Thousands of Pesos

	Notes	06.30.13	12.31.12
Equity Investments	9	78,719	76,094

In Financial Institutions		2,670	2,438
Others		101,202	101,648
Allowances		(25,153)	(27,992)

Miscellaneous Receivables		1,194,714	935,457

Receivables for Assets Sold	5	11,447	10,641
Minimum Presumed Income Tax – Tax Credit	1.15	15,222	15,022
Others	10	1,295,134	1,040,142
Other Accrued Interest and Adjustments Receivable		6,184	6,179
Allowances		(133,273)	(136,527)

Bank Premises and Equipment	11	1,240,627	1,191,509

Miscellaneous Assets	12	221,114	184,740

Intangible Assets	13	1,244,602	1,085,017

Goodwill		7,918	8,888
Organization and Development Expenses		1,236,684	1,076,129

Unallocated Items		13,218	8,129

Other Assets	14	175,802	145,352

Total Assets		70,668,991	63,458,271

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

Figures Stated in Thousands of Pesos

	Notes	06.30.13	12.31.12
Liabilities

Deposits		44,131,259	39,945,180

Non-financial Public Sector		1,467,166	1,251,534
Financial Sector		27,285	35,798
Non-financial Private Sector and Residents Abroad		42,636,808	38,657,848
Checking Accounts		10,391,632	9,500,021
Savings Accounts		10,362,096	9,475,206
Time Deposits		21,008,847	18,838,179
Investment Accounts		126,062	170,443
Others		408,871	401,236
Accrued Interest, Adjustments and Exchange Rate Differences Payable		339,300	272,763

Other Liabilities Resulting from Financial Brokerage		16,361,853	14,281,657

Argentine Central Bank		4,815	3,637
Others		4,815	3,637
Banks and International Entities		798,877	540,287
Unsubordinated Negotiable Obligations	16	5,125,547	4,171,588
Amounts Payable for Spot and Forward Purchases to be Settled		244,653	434,784
Securities to be Delivered under Spot and Forward Sales to be Settled		709,620	122,424
Premiums from Options Written		—	963
Loans from Local Financial Institutions		1,285,972	1,105,434
Interbank Loans (Call Money Loans Received)		55,000	82,000
Other Loans from Local Financial Institutions		1,220,703	1,014,570
Accrued Interest Payable		10,269	8,864
Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	8	8,278	2,345
Others	17	8,038,872	7,777,890
Accrued Interest, Adjustments and Exchange Rate Differences Payable	16	145,219	122,305

Miscellaneous Liabilities		1,868,757	1,773,553

Directors’ and Syndics’ Fees		11,480	16,258
Others	18	1,857,265	1,757,272
Adjustments and Accrued Interest Payable		12	23

Provisions	19	436,049	468,223

Subordinated Negotiable Obligations	16	1,334,391	1,188,015

Unallocated Items		6,362	8,414

Other Liabilities	20	242,294	221,231

Minority Interest in Controlled Companies		781,558	701,920

Total Liabilities		65,162,523	58,588,193

Shareholders’ Equity		5,506,468	4,870,078

Total Liabilities and Shareholders’ Equity		70,668,991	63,458,271

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

Figures Stated in Thousands of Pesos

Memorandum Accounts	Notes	06.30.13	12.31.12

Debit		69,202,822	61,826,973

Contingent		16,972,643	15,995,124

Loans Obtained (Unused Balances)		63,815	236,030
Guarantees Received		11,252,527	10,352,069
Others not Included in the Debtor Classification Regulations		13,864	28,866
Contingencies re. Contra Items		5,642,437	5,378,159

Control		38,259,183	34,258,769

Loans Classified as Irrecoverable		2,201,725	2,006,305
Others	21	34,986,388	31,089,864
Control re. Contra Items		1,071,070	1,162,600

Derivatives	8	8,291,100	6,380,823

“Notional” Value of Call Options Bought		—	81,560
“Notional” Value of Forward Transactions without Delivery of Underlying Asset		4,985,514	3,853,469
Interest Rate Swaps		673,955	403,955
Derivatives re. Contra Items		2,631,631	2,041,839

Trust Accounts		5,679,896	5,192,257

Trust Funds	22	5,679,896	5,192,257

Credit		69,202,822	61,826,973

Contingent		16,972,643	15,995,124

Loans Granted (Unused Balances) Included in the Debtor Classification Regulations	5	4,027,249	3,732,287
Guarantees Granted to the Argentine Central Bank		2,173	33,091
Other Guarantees Granted Included in the Debtor Classification Regulations	5	364,331	345,574
Other Guarantees Granted not Included in the Debtor Classification Regulations		496,349	463,132
Others Included in the Debtor Classification Regulations	5	719,466	759,777
Others not Included in the Debtor Classification Regulations		32,869	44,298
Contingencies re. Contra Items		11,330,206	10,616,965

Control		38,259,183	34,258,769

Checks and Drafts to be Credited		1,070,766	1,154,848
Others		304	7,752
Control re. Contra Items		37,188,113	33,096,169

Derivatives	8	8,291,100	6,380,823

“Notional” Value of Call Options Written		—	89,768
“Notional” Value of Put Options Written		—	31,106
“Notional” Value of Forward Transactions without Delivery of Underlying Asset		2,631,631	1,920,965
Derivatives re. Contra Items		5,659,469	4,338,984

Trust Accounts		5,679,896	5,192,257

Trust Liabilities re. Contra Items		5,679,896	5,192,257

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	06.30.13	06.30.12
Financial Income		5,692,537	4,277,054

Interest on Cash and Due from Banks		11	51
Interest on Loans to the Financial Sector		41,740	25,993
Interest on Overdrafts		398,586	317,974
Interest on Promissory Notes		1,059,623	553,554
Interest on Mortgage Loans		85,665	59,947
Interest on Collateral Loans		26,738	16,345
Interest on Credit Card Loans		2,020,871	1,378,416
Interest on Financial Leases		84,869	60,733
Interest on Other Loans		1,497,326	1,197,487
Net Income from Government and Private Securities		366,237	489,729
Net Income from Options		—	409
Interest on Other Receivables Resulting from Financial Brokerage		27,876	21,620
Net Income from Secured Loans – Decree No. 1387/01		1,504	1,943
C.E.R. Adjustment		421	397
Others		81,070	152,456

Financial Expenses		2,632,359	1,772,187

Interest on Savings Account Deposits		2,364	2,827
Interest on Time Deposits		1,570,442	997,674
Interest on Interbank Loans Received (Call Money Loans)		5,037	5,230
Interest on Other Loans from Financial Institutions		41,571	28,594
Interest on Other Liabilities Resulting From Financial Brokerage		414,794	259,514
Interest on Subordinated Negotiable Obligations		71,769	58,469
Other Interest		13,940	27,709
Net Income from Options		2,487	—
C.E.R. Adjustment		277	31
Contributions Made to Deposit Insurance Fund		35,395	27,196
Exchange Rate Differences on Gold and Foreign Currency		30,112	71,377
Others	24	444,171	293,566

Gross Financial Brokerage Margin		3,060,178	2,504,867

Provision for Loan Losses		875,684	604,344

Income from Services		2,875,006	2,108,900

Related to Lending Transactions		753,855	532,625
Related to Borrowing Transactions		437,935	367,896
Other Commissions		88,282	46,867
Others	24	1,594,934	1,161,512

Expenses For Services		913,101	638,278

Commissions		433,639	288,343
Others	24	479,462	349,935

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	06.30.13	06.30.12
Administrative Expenses		3,543,351	2,696,425

Personnel Expenses		1,993,239	1,523,869
Directors’ and Syndics’ Fees		30,179	24,008
Other Fees		173,293	103,729
Advertising and Publicity		185,921	155,118
Taxes		285,012	203,605
Depreciation of Bank Premises and Equipment	11	73,190	53,818
Amortization of Organization Expenses	13	120,651	90,942
Other Operating Expenses		428,475	334,143
Others		253,391	207,193

Net Income from Financial Brokerage		603,048	674,720

Income from Insurance Activities	25	446,532	289,617

Minority Interest		(100,474)	(97,047)

Miscellaneous Income		310,122	252,104

Net Income from Equity Investments		44,234	47,677
Penalty Interest		98,170	68,942
Loans Recovered and Allowances Reversed		109,531	81,655
Others	24	58,187	53,830

Miscellaneous Losses		112,323	116,708

Penalty Interest and Charges in favor of the Argentine Central Bank		31	176
Provisions for Losses on Miscellaneous Receivables and Other Provisions		63,772	80,570
C.E.R. Adjustment		29	26
Amortization of Differences Arising from Court Resolutions		4,846	4,522
Depreciation and Losses from Miscellaneous Assets	12	485	651
Amortization of Goodwill	13	970	970
Others	24	42,190	29,793

Net Income before Income Tax		1,146,905	1,002,686

Income Tax	1.14	486,165	381,877

Net Income for the Period	27	660,740	620,809

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	06.30.13	06.30.12
Changes in Cash and Cash Equivalents

Cash at Beginning of Fiscal Year	29	11,323,978	10,244,173
Cash at Period-end	29	10,755,761	10,759,941

(Decrease) / Increase in Cash, Net (in Constant Currency)		(568,217)	515,768

Causes for Changes in Cash (in Constant Currency)
Operating Activities
Net Collections/(Payments) for:
Government and Private Securities		(462,040)	389,461
Loans
To the Financial Sector		(53,730)	55,570
To the Non-financial Public Sector		(54,327)	484
To the Non-financial Private Sector and Residents Abroad		(764,696)	140,939
Other Receivables Resulting from Financial Brokerage		(489,909)	33,141
Receivables from Financial Leases		(53,285)	25,799
Deposits
From the Financial Sector		(8,513)	(6,170)
From the Non-financial Public Sector		215,632	(550,573)
From the Non-financial Private Sector and Residents Abroad		2,081,528	2,454,751
Other Liabilities Resulting from Financial Brokerage
Financing from the Financial Sector
Interbank Loans (Call Money Loans Received)		(32,037)	(20,230)
Others (Except from Liabilities Included in Financing Activities)		252,640	(507,174)
Collections related to Income from Services		3,531,586	2,538,236
Payments related to Expenses for Services		(806,980)	(562,558)
Administrative Expenses Paid		(3,620,931)	(2,741,651)
Payment of Organization and Development Expenses		(280,777)	(260,173)
Collection for Penalty Interest, Net		98,139	68,766
Differences Arising from Court Resolutions Paid		(4,846)	(4,522)
Collection of Dividends from Other Companies		9,519	7,403
Other Collections related to Miscellaneous Profits and Losses		54,378	45,143
Net Collections / (Payments) for Other Operating Activities
Other Receivables and Miscellaneous Liabilities		(750,162)	(456,016)
Other Operating Activities, Net		(46,244)	(114,261)
Income Tax and Minimum Presumed Income Tax Payment		(248,830)	(263,762)

Net Cash Flow (Used in) / Generated by Operating Activities		(1,433,885)	272,603

Investing Activities
Payments for Bank Premises and Equipment, Net		(112,383)	(78,992)
Payments for Miscellaneous Assets, Net		(43,587)	2,267
Payments for Equity Investments		(8,955)	(3,243)
Collections from Sale of Equity Investments		926	—

Net Cash Flow Used in Investing Activities		(163,999)	(79,968)

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	06.30.13	06.30.12
Financing Activities
Net Collections/(Payments) for:
Unsubordinated Negotiable Obligations		396,188	128,112
Argentine Central Bank
Others		1,178	838
Banks and International Entities		260,428	(12,103)
Subordinated Negotiable Obligations		(38,491)	(31,826)
Loans from Local Financial Institutions		141,934	133,302
Distribution of Dividends		(14,725)	(33,922)
Other Collections from Financing Activities		—	2,886

Net Cash Flow Generated by Financing Activities		746,512	187,287

Financial Income and Holding Gain on Cash and Cash Equivalents (including Interest and Monetary Gain)		283,155	135,846

(Decrease) / Increase in Cash, Net		(568,217)	515,768

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 1. BASIS FOR THE PRESENTATION OF THE FINANCIAL STATEMENTS AND ACCOUNTING PRINCIPLES APPLIED

Grupo Financiero Galicia S.A. (the Company) was constituted on September 14, 1999, as a financial services holding company organized under the laws of Argentina. The Company’s main asset is its interest in Banco de Galicia y Buenos Aires S.A., a private-sector bank that offers a full spectrum of financial services both to individual and corporate customers.

PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS:

These consolidated financial statements, which stem from accounting records, have been stated in thousands of Argentine Pesos and are presented in line with the provisions of Argentine Central Bank’s (“B.C.R.A.”) Communiqué “A” 3147 and supplementary regulations regarding financial reporting requirements for the publication of annual financial statements, with the guidelines of Technical Pronouncements Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and with the guidelines of the General Resolution No. 434/03 of the National Securities Commission (“C.N.V.”). These financial statements include the balances corresponding to the operations carried out by Grupo Financiero Galicia S.A. and its subsidiaries located in Argentina and abroad.

The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with those of its controlled companies, either directly or indirectly, which are detailed in Note 2.

Due to the fact that Banco de Galicia y Buenos Aires S.A. is the Company’s main equity investment, a financial institution subject to the Argentine Central Bank regulations, and pursuant to General Resolution No. 595/11 issued by the C.N.V., the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A., which in some significant aspects differ from Argentine GAAP in force in the Autonomous City of Buenos Aires. (See Note 1.16).

Furthermore, the consolidated financial statements of Sudamericana Holding S.A. were prepared in accordance with the disclosure and valuation criteria approved by the Argentine Superintendence of Insurance; which in some aspects differ from Argentine GAAP in force in the Autonomous City of Buenos Aires, in particular as regards the valuation of investments in Secured Loans and certain Government Securities. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

These consolidated financial statements include the balances of its subsidiaries abroad: Banco Galicia Uruguay S.A. (In liquidation) and Galicia (Cayman) Limited. The conversion into Pesos of these subsidiaries’ accounting balances was made according to the following:

i.	Assets and liabilities were converted into Pesos according to item 1.2 of this Note.

ii.	Allotted capital has been computed for the actually disbursed restated amounts.

iii.	Retained earnings were determined as the difference between assets, liabilities and the allotted capital.

iv.	Net income for the period was determined by the difference between retained earnings at the beginning of the fiscal year and retained earnings at period-end. The balances of income statement accounts were converted into Pesos applying the monthly average exchange rates recorded in each month of this period.

v.	The significant items arising from intercompany transactions, not involving third parties, have been eliminated from the Balance Sheet and the Income Statement.

CONSIDERATION OF THE EFFECTS OF INFLATION:

These consolidated financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, by following the restatement method established by Technical Pronouncement No. 6 of

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

F.A.C.P.C.E. In line with Communiqué “A” 3921 of the Argentine Central Bank, Decree No. 664/03 of the National Executive Branch and General Resolution No. 441/03 of the C.N.V., the Company discontinued the application of that method and therefore did not recognize the effects of the changes in the purchasing power of the currency originated after March 1, 2003.

This criterion is not in line with Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A.), which established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the I.N.D.E.C.

COMPARATIVE INFORMATION:

The comparative information in the Balance Sheet, Schedules and Notes corresponds to the end of the previous fiscal year, while that of the Income Statement, the Statement of Changes in Shareholders’ Equity and Statement of Cash Flows and Cash Equivalents corresponds to the same period of the previous fiscal year.

Certain figures in the consolidated financial statements for the year ended December 31, 2012 and the six-month period ended June 30, 2012 have been reclassified for purposes of their presentation in comparative format with those for this period.

ACCOUNTING ESTIMATES:

The preparation of financial statements at a given date requires the Company to make estimates and assessments that affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities, as well as the income and expenses accrued for the period/fiscal year. In this regard, the Company makes estimates in order to calculate, at any given moment, the allowance for uncollectible receivables, the depreciation and amortization charges, the recoverable value of assets, the income tax charge and the provisions for contingencies, among others. Future actual results may differ from estimates and assessments made at the date these financial statements were prepared.

MOST RELEVANT ACCOUNTING POLICIES:

1.1. ASSETS AND LIABILITIES IN DOMESTIC CURRENCY

Monetary assets and liabilities which include, where applicable, the interest accrued at period/fiscal year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

1.2. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Foreign currency assets and liabilities have been stated at the U.S. Dollar exchange rate set by the Argentine Central Bank, in force at the close of operations on the last working day of each month.

As of June 30, 2013, December 31, 2012 and June 30, 2012, balances in U.S. Dollars were converted applying the reference exchange rate (figures stated in Pesos: $ 5.3852, $ 4.9173 and $ 4.5253, respectively) set by the Argentine Central Bank.

Assets and liabilities valued in foreign currencies other than the U.S. Dollar have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

Interest receivable or payable has been accrued at period/fiscal year-end, where applicable.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.3. GOVERNMENT AND PRIVATE SECURITIES

Argentine Central Bank regulations set forth, according to the assets’ most probable use, two valuation criteria for holdings of non-financial public sector debt instruments:

a. Fair Market Value: These holdings are government securities and monetary regulation instruments included in the volatilities or present values lists issued by the Argentine Central Bank.

These are recorded at the closing price for each class of securities in the corresponding markets or at their present value, plus the value of amortization and/or interest coupons due and receivable, less estimated selling costs, when applicable.

b. Acquisition Cost plus the I.R.R.: These include government securities and monetary regulation instruments issued by the Argentine Central Bank that are not included in the preceding item.

These holdings are recorded at their acquisition cost increased on an exponential basis according to their I.R.R. The monthly accrual is charged to income or an asset offset account, depending on the securities involved:

b.1. Government debt instruments subscribed through swap, payment or exchange by any other government debt instruments. In the case the market value of each instrument is lower than its book value, 50% of the monthly accrual of the I.R.R. must be charged against an asset offset account. Said offset account shall be reversed by charging to income to the extent its balance exceeds the positive difference between the market value and book value.

b.2. Monetary regulation instruments issued by the Argentine Central Bank. The monthly accrual of the I.R.R. shall be charged to income.

b.3. Government securities that were not subscribed through swap with no volatility or present value informed by the Argentine Central Bank. These are recorded at the present value of cash flows discounted by the internal rate of return of instruments with similar characteristics and duration and with volatility. When the book value exceeds the present value, the monthly accrual shall be recorded in an asset offset account.

Furthermore, those instruments subject to be valued at the fair market value and then decided to be valued at their acquisition cost plus the I.R.R. may be recorded in this item, when the purpose thereof is to obtain contractual cash flows. In these cases, the maximum amount to be used shall not exceed net liquid assets of 40% of deposits.

As of June 30, 2013 and December 31, 2012, taking into account the above-mentioned valuation criteria, Grupo Financiero Galicia S.A. records its holdings according to the following:

1.3.1. Holdings Recorded at Fair Market Value

These holdings include trading securities that were valued according to what is stated in item a. above.

The same criterion is applied to holdings of such securities used in loans, as guarantee, transactions to be settled and repo transactions, when appropriate.

1.3.2. Holdings Recorded at their Acquisition Cost plus the I.R.R.

In this account, the Company records Peso-denominated Bonds issued by the Argentine Nation at Badlar rate due 2015 (Bonar 2015).

The holding of such securities has been valued pursuant to the criterion stated in item b. above.

The same criterion is applied to holdings of such securities used in loans, as guarantee, transactions to be settled and repo transactions, when appropriate.

1.3.3. Investments in Listed Private Securities

These securities are valued at the period/fiscal year-end closing price in the corresponding market, less estimated selling costs, when applicable.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.3.4. Instruments Issued by the Argentine Central Bank

Holdings of instruments issued by the Argentine Central Bank which are included in the volatilities list have been valued at their closing price in the corresponding markets. The same criterion was applied to holdings of such securities used in loans, as guarantee, transactions to be settled and repo transactions, when appropriate.

Holdings of instruments issued by the Argentine Central Bank which are not included in the volatilities list have been valued at their acquisition cost increased on an exponential basis according to their I.R.R. The same criterion was applied to holdings of such securities used in loans, as guarantee and in repo transactions, when appropriate.

1.4. ACCRUAL OF ADJUSTMENTS, INTEREST, EXCHANGE RATE DIFFERENCES, PREMIUMS ON FUTURE TRANSACTIONS AND VARIABLE INCOME

For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis.

For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

For lending and borrowing transactions, which according to the legal and/or contractual conditions may be applicable, the adjustment by the C.E.R. has been accrued.

For lending transactions, the Company does not recognize interest accrual when debtors are classified in a non-accrual status.

1.5. OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE

1.5.1. Mutual Fund Units

The holdings of mutual fund units have been valued pursuant to the value published by the mutual fund manager at period/fiscal year-end, less estimated selling costs, when applicable.

1.5.2. Financial Trust Debt Securities – Unlisted

Debt securities added at par have been valued at their technical value; the remaining holdings were valued at their acquisition cost increased on an exponential basis according to their I.R.R.

1.5.3. Participation Certificates in Financial Trusts – Unlisted

Participation certificates in financial trusts are valued taking into account the share in the assets, net of liabilities, which stem from the financial statements of the respective trusts, as modified by the application of the Argentine Central Bank regulations, when applicable.

Trusts – with government-sector assets as underlying assets – have been valued pursuant to the valuation criteria described in item 1.3.2 of this Note. In the particular case of the Participation Certificate in Galtrust I Financial Trust, it has been recorded according to what is stated in item 1.3.b.3 of this Note.

Had this certificate been valued at market price, the Company’s Shareholders’ Equity would have been reduced by $ 79,078 as of June 30, 2013.

1.5.4. Unlisted Negotiable Obligations

These have been valued at their acquisition cost increased on an exponential basis according to their I.R.R.

1.6. RECEIVABLES FROM FINANCIAL LEASES

These receivables are recorded at the present value of the sum of periodic installments and residual values previously established and calculated pursuant to the terms and conditions agreed upon in the corresponding financial lease agreements by applying their I.R.R.

1.7. EQUITY INVESTMENTS

The Company’s equity investments in companies where it has a significant interest were valued pursuant to the equity method.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The remaining equity investments were valued at their acquisition cost plus, when applicable, uncollected cash dividends and stock dividends from capitalized profits. An allowance for impairment of value has been established on such equity investments where the book value exceeds the equity method value.

1.8. BANK PREMISES AND EQUIPMENT AND MISCELLANEOUS ASSETS

Bank Premises and Equipment and Miscellaneous Assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Financial leases that mainly transfer risks and benefits inherent to the leased property are recognized at the beginning of the lease either by the cash value of the leased property or the present value of cash flows established in the financial lease, whichever lower.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 600 months for real estate, up to 120 months for furniture and fixtures and no more than 60 months for the rest of the assets.

The updated residual value of the assets, taken as a whole, does not exceed their value-in-use at period/fiscal year-end.

1.9. INTANGIBLE ASSETS

Intangible assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated amortization.

Amortization has been recognized on a straight-line basis over 120 months for “Goodwill” and over 60 months for “Organization and Development Expenses”.

Effective March 2003, the Argentine Central Bank established that the difference between the amount paid for compliance with court resolutions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25561, Decree No. 214/02 and supplementary regulations, and the amount resulting from converting deposits at the $ 1.40 per U.S. Dollar exchange rate adjusted by the C.E.R. and interest accrued up to the payment date must also be recorded under this account. This entity also established the amortization thereof must take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003. As of June 30, 2013 and December 31, 2012, this item has been fully amortized; thus total accumulated amortization amounts to $ 887,868 and $ 883,022, respectively.

Banco de Galicia y Buenos Aires S.A. carried out the abovementioned amortization for the purposes of complying with the provisions set forth by the Argentine Central Bank only. However, the Bank has repeatedly reserved its right to make claims in view of the negative effect caused on its financial condition by the reimbursement of deposits originally in U.S. Dollars pursuant to court orders, which exceeded the amount established in the aforementioned regulation.

On November 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested the National Executive Branch, with a copy to the Ministry of Economy (“MECON”) and to the Argentine Central Bank, the payment of due compensation for the losses incurred that were generated by the “asymmetric pesification” and especially for the negative effect on its financial condition caused by court resolutions.

1.10. MISCELLANEOUS LIABILITIES

1.10.1. Liabilities – Customers Fidelity Program “Quiero”

The fair value of the points assigned to customers through the “Quiero” Program is estimated. Said value is assessed by means of the use of a mathematical model that takes into account certain assumptions of exchange percentages, the cost for the exchanged points based on the combination of available products and the preferences of the Bank’s customers, as well as the expiration term of the customers’ non-exchanged points. As of June 30, 2013 and December 31, 2012, the liabilities recorded under “Miscellaneous Liabilities – Others” for its customers’ non-exchanged points amounted to $ 99,339 and $ 74,736, respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.11. ALLOWANCES AND PROVISIONS:

1.11.1. Allowances for Loan Losses and Provisions for Contingent Commitments

These have been established based upon the estimated default risk of Grupo Financiero Galicia S.A.’s credit assistance granted through its subsidiaries, which results from an evaluation of debtors’ compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with the Argentine Central Bank regulations.

1.11.2. Severance Payments

The Company directly charges severance payments to expenses.

The amounts that the Company may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under “Liabilities – Provisions for Severance Payments”.

1.11.3. Liabilities – Other Provisions

Provisions have been set up to cover contingent situations related to labor, commercial, legal, civil and tax issues and other miscellaneous risks that are likely to occur.

1.12. NEGATIVE GOODWILL

The Company recorded a negative goodwill. This stems from the difference between the acquisition cost paid for the companies Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and the value of assets and liabilities purchased as of June 30, 2010. Such negative goodwill is recorded under the “Liabilities – Provisions” caption. As of June 30, 2013 and December 31, 2012, it amounts to $ 198,246 and $ 247,808, respectively, net of amortizations.

The negative goodwill is charged to Income on a straight-line basis during 60 months, pursuant to the Argentine Central Bank regulations in that regard.

1.13. DERIVATIVES AND HEDGING TRANSACTIONS

They have been recorded as stated in Note 8.

1.14. INCOME TAX

Pursuant to the Argentine Central Bank regulations, at the subsidiaries Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A., the income tax charge is determined by applying the effective tax rate to the estimated taxable income, without considering the effect of any temporary differences between taxable and book income.

1.15. MINIMUM PRESUMED INCOME TAX

The minimum presumed income tax is determined at the effective rate of 1% of the computable assets at fiscal year-end. Since this tax is supplementary to the income tax, the Company’s tax liability for each fiscal year is to coincide with the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years. The recognition of this right and its realization stem from the ability to generate future taxable income sufficient for offsetting purposes.

Based on the foregoing, as of June 30, 2013 and December 31, 2012, the Company has assets for $ 15,222 and $ 15,022, respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.16. DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK REGULATIONS AND ARGENTINE GAAP IN FORCE IN THE AUTONOMOUS CITY OF BUENOS AIRES

The main differences between the valuation and disclosure criteria applied to these consolidated financial statements and Argentine GAAP in force in the Autonomous City of Buenos Aires are detailed below:

1.16.1. Accounting for Income Tax according to the Deferred Tax Method

The subsidiaries Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A. determine the income tax charge by applying the effective tax rate to the estimated taxable income, without considering the effect of any temporary differences between book and taxable income.

Pursuant to Argentine GAAP in force, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or tax credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

The application of this criterion, based on projections prepared by the aforementioned subsidiaries, would determine deferred tax assets amounting to $ 279,393 as of June 30, 2013, and to $ 284,451 as of December 31, 2012.

1.16.2. Valuation of Government Securities

Argentine Central Bank regulations set forth specific valuation criteria for government securities recorded at their acquisition cost plus the I.R.R., which are described in 1.3.b. of this Note. Pursuant to Argentine GAAP in force in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value.

As of June 30, 2013 and December 31, 2012, the application of this criterion would determine an increase in Shareholders’ Equity of about $ 13,266 and $ 46,498, respectively, due to the securities held by Banco de Galicia y Buenos Aires S.A.

1.16.3. Allowances for Receivables from the Non-Financial Public Sector

Current regulations issued by the Argentine Central Bank on the establishment of allowances provide that credits against the public sector are not subject to allowances for loan losses. Pursuant to Argentine GAAP, those allowances must be estimated based on the recoverability risk of assets.

1.16.4. Negative Goodwill

A negative goodwill has been recorded which corresponds to the difference between the acquisition cost paid for the companies Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and their equity method value estimated at the time of the purchase. Such negative goodwill is recorded under the “Liabilities – Provisions” account.

Pursuant to the Argentine Central Bank regulations, the negative goodwill has to be charged to income with regard to the causes that have originated it, not to exceed a 60-month straight-line method amortization. Pursuant to Argentine GAAP, the negative goodwill that is not related to expenses estimations or estimated future losses should be recognized as a gain at the time of the purchase.

As of June 30, 2013 and December 31, 2012, the negative goodwill balance amounts to $ 198,246 and $ 247,808, respectively.

1.16.5. Restructured Loans and Liabilities

Restructured loans and financial obligations are valued based on the actually restructured principal amounts plus accrued interest and principal adjustments, when applicable, minus collections or payments made.

Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.16.6. Conversion of Financial Statements

The conversion into Pesos of the financial statements of the foreign subsidiaries for the purposes of their consolidation, made in accordance with the Argentine Central Bank regulations, differs from Argentine GAAP. Argentine GAAP require that: a) the measurements in the financial statements to be converted into Pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the exchange rate of the financial statements’ date; and b) the measurements in the financial statements to be converted into Pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the relevant historical exchange rates, restated at period-end currency, when applicable due to the application of Technical Pronouncement No. 17. Exchange-rate differences arising from conversion of the financial statements shall be treated as financial income or expenses, when appropriate.

The application of this criterion that replaces what has been stated in this Note does not have a significant impact on the consolidated financial statements.

1.17. ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (I.F.R.S.) BY THE C.N.V.

The C.N.V. has established the application of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences, which adopts the International Financial Reporting Standards issued by the I.A.S.B. (International Accounting Standards Board) for certain entities included within the public offering system, whether because of their capital or their negotiable obligations, or because they have requested to be included in such system, for financial statements corresponding to fiscal years started as from January 1, 2012.

The adoption of such standards is not applicable to the Company since the C.N.V., through General Resolution No. 595/11, exempted companies that invest in banks and insurance companies from the mandatory adoption of the I.F.R.S.

With regard to the requirements set forth in the aforementioned General Resolution No. 595/11, the following is detailed:

•	Grupo Financiero Galicia S.A.’s corporate purpose is exclusively related to financial and investment activities;

•	The interest in Banco de Galicia y Buenos Aires S.A. accounts for 93.66% of Grupo Financiero Galicia S.A.’s assets, being the Company’s main asset;

•	88% of Grupo Financiero Galicia’s income stems from the interest in Banco de Galicia y Buenos Aires S.A.’s income; and

•	Grupo Financiero Galicia S.A. has a 94.94333% interest in Banco de Galicia y Buenos Aires S.A., thus having control over such institution.

NOTE 2. CONSOLIDATED CONTROLLED COMPANIES

The basic information regarding Grupo Financiero Galicia’s consolidated controlled companies is detailed as follows:

Information as of:	06.30.13
	Direct and Indirect Holding
	Shares		Percentage of Equity Investment Held in
Issuing Company	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	533,891,665	94.94333%	94.94333%
Banco Galicia Uruguay S.A. (In liquidation) (**)	Ordinary	632,587	94.94333%	94.94333%
Cobranzas Regionales S.A. (***)	Ordinary	7,311	73.10637%	73.10637%
Cobranzas y Servicios S.A.	Ordinary	450,994	94.80084%	94.80084%
Compañía Financiera Argentina S.A.	Ordinary	530,214,244	95.09503%	95.09503%
Galicia (Cayman) Ltd.	Ordinary	18,522,104	94.94333%	94.94333%
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary	18,989	94.94333%	94.94333%

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Information as of:	06.30.13
Issuing Company	Direct and Indirect Holding
	Shares		Percentage of Equity Investment Held in
	Type	Amount	Total Capital	Possible Votes
Galicia Retiro Compañía de Seguros S.A.	Ordinary	4,483,754	99.36787%	99.36787%
Galicia Seguros S.A.	Ordinary	18,193,106	99.36772%	99.36772%
Galicia Valores S.A.	Ordinary	949,430	94.94295%	94.94295%
Galicia Warrants S.A.	Ordinary	993,679	99.36792%	99.36792%
Net Investment S.A.	Ordinary	11,924	99.36792%	99.36792%
Procesadora Regional S.A.	Ordinary	1,732,793	74.19819%	74.19819%
Sudamericana Asesores de Seguros S.A.	Ordinary	70,859	99.36236%	99.36236%
Sudamericana Holding S.A.	Ordinary	184,480	99.36793%	99.36793%
Tarjeta Naranja S.A. (****)	Ordinary	1,755	73.10637%	73.10637%
Tarjetas Cuyanas S.A. (****)	Ordinary	2,363,736	73.10637%	73.10637%
Tarjetas del Mar S.A. (****)	Ordinary	3,594,259	94.88636%	94.88636%
Tarjetas Regionales S.A. (*)	Ordinary	787,921,627	73.10637%	73.10637%

(*)	Ordinary shares A and B. (**) With a F.V. of 1000. (***) With a F.V. of 10. (****) With a F.V. of 100.

Information as of:	12.31.12
Issuing Company	Direct and Indirect Holding
	Shares		Percentage of Equity Investment Held in
	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	533,814,765	94.92966%	94.92966%
Banco Galicia Uruguay S.A. (In liquidation) (**)	Ordinary	632,495	94.92966%	94.92966%
Cobranzas Regionales S.A. (****)	Ordinary	7,310	73.09584%	73.09584%
Cobranzas y Servicios S.A.	Ordinary	450,929	94.78718%	94.78718%
Compañía Financiera Argentina S.A.	Ordinary	530,140,283	95.08177%	95.08177%
Galicia (Cayman) Ltd.	Ordinary	18,519,436	94.92966%	94.92966%
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary	18,986	94.92966%	94.92966%
Galicia Retiro Compañía de Seguros S.A.	Ordinary	4,483,677	99.36616%	99.36616%
Galicia Seguros S.A.	Ordinary	18,192,793	99.36601%	99.36601%
Galicia Valores S.A.	Ordinary	949,293	94.92928%	94.92928%
Galicia Warrants S.A.	Ordinary	993,662	99.36621%	99.36621%
Net Investment S.A.	Ordinary	11,924	99.36621%	99.36621%
Procesadora Regional S.A.	Ordinary	1,132,629	74.18750%	74.18750%
Sudamericana Asesores de Seguros S.A.	Ordinary	70,858	99.36065%	99.36065%
Sudamericana Holding S.A.	Ordinary	184,476	99.36622%	99.36622%
Tarjeta Naranja S.A. (***)	Ordinary	1,754	73.09584%	73.09584%
Tarjetas Cuyanas S.A. (***)	Ordinary	2,363,395	73.09584%	73.09584%
Tarjetas del Mar S.A. (***)	Ordinary	3,593,742	94.87269%	94.87269%
Tarjetas Regionales S.A. (*)	Ordinary	787,808,138	73.09584%	73.09584%

(*)	Ordinary shares A and B. (**) With a F.V. of 1000.(***) With a F.V. of 10. (****) With a F.V. of 100.

Information as of:	06.30.13
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	58,928,597	53,318,975	5,609,622	705,669
Banco Galicia Uruguay S.A. (In liquidation)	82,358	19,387	62,971	2,003
Cobranzas Regionales S.A.	20,144	8,220	11,924	3,379
Cobranzas y Servicios S.A.	27,957	3,497	24,460	1,155
Compañía Financiera Argentina S.A.	3,150,025	2,203,620	946,405	75,798
Galicia (Cayman) Ltd.	363,681	—	363,681	10,527
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	15,254	3,477	11,777	3,589
Galicia Retiro Compañía de Seguros S.A.	91,843	78,166	13,677	1,134
Galicia Seguros S.A.	543,457	349,066	194,391	142,936

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Information as of:	06.30.13
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Galicia Valores S.A.	28,828	6,672	22,156	1,169
Galicia Warrants S.A.	37,309	19,736	17,573	4,141
Net Investment S.A.	150	11	139	(3)
Procesadora Regional S.A.	22,982	6,278	16,704	(335)
Sudamericana Asesores de Seguros S.A.	3,268	2,188	1,080	945
Sudamericana Holding S.A.	283,513	6,523	276,990	152,182
Tarjeta Naranja S.A.	8,794,337	7,137,932	1,656,405	207,242
Tarjetas Cuyanas S.A.	1,857,442	1,517,173	340,269	63,115
Tarjetas del Mar S.A.	338,117	299,811	38,306	4,032
Tarjetas Regionales S.A.	2,130,965	4,321	2,126,644	273,835

Information as of:	12.31.12			06.30.12
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	52,556,641	47,652,688	4,903,953	599,398
Banco Galicia Uruguay S.A. (In liquidation)	76,154	20,485	55,669	(2,512)
Cobranzas Regionales S.A.	15,433	6,888	8,545	2,454
Cobranzas y Servicios S.A.	27,095	3,790	23,305	1,525
Compañía Financiera Argentina S.A.	3,115,276	2,144,669	970,607	89,635
Galicia (Cayman) Ltd.	336,565	5	336,560	30,468
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	11,196	3,008	8,188	1,407
Galicia Retiro Compañía de Seguros S.A.	88,967	75,766	13,201	1,195
Galicia Seguros S.A.	432,652	272,819	159,833	88,149
Galicia Valores S.A.	32,313	11,326	20,987	64
Galicia Warrants S.A.	38,838	18,405	20,433	1,789
Net Investment S.A.	161	19	142	(7)
Procesadora Regional S.A.	9,333	7,031	2,302	(146)
Sudamericana Asesores de Seguros S.A.	2,320	1,399	921	783
Sudamericana Holding S.A.	213,406	22,285	191,121	90,536
Tarjeta Naranja S.A.	7,770,257	6,211,081	1,559,176	242,492
Tarjetas Cuyanas S.A.	1,697,511	1,397,245	300,266	43,819
Tarjetas del Mar S.A.	308,184	273,910	34,274	(4,140)
Tarjetas Regionales S.A.	1,945,437	5,115	1,940,322	270,049

On September 4, 2012, Grupo Financiero Galicia S.A.’s Board of Directors resolved to approve the sale of 100% of its interest in Galval Agente de Valores S.A. Therefore, its consolidation was discontinued as from September 30, 2012.

On June 12, 2013, the final transfer of the 100% interest in Galval Agente de Valores S.A. was carried out.

On August 29, 2012, Grupo Financiero Galicia S.A. remained the only shareholder of GV Mandataria de Valores S.A. (In liquidation). As a consequence of that, on November 12, 2012, the General Extraordinary Shareholders’ Meeting of GV Mandataria de Valores S.A. (In liquidation) approved the proposal for the dissolution and later liquidation of the company due to the reduction of shareholders to only one, in compliance with Section 94, Subsection 8, of the Corporations Law No. 19550. On August 6, 2013, the liquidator of GV Mandataria de Valores S.A. (In liquidation) submitted the proposal for the final distribution of profits to Grupo Financiero Galicia S.A., for the amount of $ 20. Such amount was credited on August 6, 2013. As from December 31, 2012, Grupo Financiero Galicia S.A. discontinued its consolidation with said company.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

During this period, Compañía Financiera Argentina S.A. acquired 3% of the shares in Galicia Valores S.A. Banco de Galicia y Buenos Aires S.A. holds the remaining 97%.

The percentage of the controlled companies’ Shareholders’ Equity owned by third parties has been disclosed in the Balance Sheet, under the “Minority Interest in Consolidated Controlled Companies” account.

The gain (loss) on the minority interest is disclosed in the Income Statement under “Minority Interest Gain (Loss)”.

The minority interest percentages at period/fiscal year-end are the following:

Information as of:	06.30.13	12.31.12
Banco de Galicia y Buenos Aires S.A.	5.05667%	5.07034%
Banco Galicia Uruguay S.A. (In liquidation)	5.05667%	5.07034%
Cobranzas Regionales S.A.	26.89363%	26.90416%
Cobranzas y Servicios S.A.	5.199116%	5.21282%
Compañía Financiera Argentina S.A.	4.90497%	4.91823%
Galicia (Cayman) Ltd.	5.05667%	5.07034%
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	5.05667%	5.07034%
Galicia Retiro Compañía de Seguros S.A.	0.63213%	0.63384%
Galicia Seguros S.A.	0.63228%	0.63399%
Galicia Valores S.A.	5.05705%	5.07072%
Galicia Warrants S.A.	0.63208%	0.63379%
Net Investment S.A.	0.63208%	0.63379%
Procesadora Regional S.A.	25.80181%	25.81250%
Sudamericana Asesores de Seguros S.A.	0.63764%	0.63935%
Sudamericana Holding S.A.	0.63207%	0.63378%
Tarjeta Naranja S.A.	26.89363%	26.90416%
Tarjetas Cuyanas S.A.	26.89363%	26.90416%
Tarjetas del Mar S.A.	5.11364%	5.12731%
Tarjetas Regionales S.A.	26.89363%	26.90416%

NOTE 3. GOVERNMENT AND PRIVATE SECURITIES

At period/fiscal year-end, holdings of government and private securities were as follows:

	06.30.13	12.31.12
Government Securities
Holdings Recorded at Fair Market Value
Government Bonds	1,048,174	118,655

Total Holdings Recorded at Fair Market Value	1,048,174	118,655

Holdings Recorded at their Acquisition Cost plus the I.R.R.
Government Bonds	820,790	824,188

Total Holdings Recorded at their Acquisition Cost plus the I.R.R.	820,790	824,188

Instruments Issued by the Argentine Central Bank
Argentine Central Bank Bills at Fair Market Value	816,624	1,309,213
Argentine Central Bank Bills for Repo Transactions	111,131	38,497
Argentine Central Bank Bills at Acquisition Cost plus the I.R.R.	927,548	1,165,474
Argentine Central Bank Notes at Fair Market Value	—	125,494
Argentine Central Bank Notes at Acquisition Cost plus the I.R.R.	7,390	46,615

Total Instruments Issued by the Argentine Central Bank	1,862,693	2,685,293

Total Government Securities	3,731,657	3,628,136

Private Securities
Negotiable Obligations (Listed)	71,713	188

Total Private Securities	71,713	188

Provisions	—	(1,180)

Total Government and Private Securities	3,803,370	3,627,144

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 4. LOANS

The lending activities carried out by Grupo Financiero Galicia S.A. through its subsidiaries are as follows:

a. Loans to the Non-financial Public Sector: They are primarily loans to the National Government and to Provincial Governments.

b. Loans to the Financial Sector: They represent loans to banks and local financial institutions.

c. Loans to the Non-financial Private Sector and Residents Abroad: They include the following types of loans:

Overdrafts: Short-term obligations issued in favor of customers.

Promissory Notes: Endorsed promissory notes, discount and factoring.

Mortgage Loans: Loans for the purchase of real estate for housing purposes, secured by such purchased real estate or commercial loans secured by real estate mortgages.

Collateral Loans: Loans in which a pledge is granted as collateral, as an integral part of the loan instrument.

Credit Card Loans: Loans granted to credit card holders.

Personal Loans: Loans to natural persons.

Others: This item primarily involves export prefinancing loans and short-term placements in banks abroad.

According to the Argentine Central Bank regulations, the loan portfolio breaks down as follows: The non-financial public sector, the financial sector and the non-financial private sector and residents abroad. Moreover, the Company must disclose the type of collateral established on the applicable loans to the non-financial private sector.

At period/fiscal year-end, the classification of the loan portfolio was as follows:

	06.30.13	12.31.12
Non-financial Public Sector	66,540	25,657
Financial Sector	470,001	356,617
Non-financial Private Sector and Residents Abroad	49,807,131	43,942,659
With Preferred Guarantees	1,933,098	1,698,882
With Other Collateral	7,435,799	6,829,534
With No Collateral	40,438,234	35,414,243

Subtotal	50,343,672	44,324,933

Allowance for Loan Losses	(2,067,031)	(1,731,954)

Total	48,276,641	42,592,979

Said loans were granted in the normal course of transactions with standard terms, interest rates, and collateral requirements.

NOTE 5. STATEMENT OF DEBTORS’ STATUS

The loan portfolio classification pursuant to the loan classification criteria set forth by the Argentine Central Bank is detailed as follows:

COMMERCIAL LOAN PORTFOLIO

Classification:	Description

Normal	Cash flow analysis shows that the customer is widely able to meet all of its financial commitments. Among the indicators that can reflect this situation, the following are worth noting: The customer shows a liquid financial situation, regularly complies with the payment of its obligations, has a qualified and honest management, has an appropriate information system, belongs to a sector of the economic activity or to a business sector that shows an acceptable future trend and is competitive with regard to the activities it conducts.

With Special Follow-Up – Under Observation	Cash flow analysis shows, at the time of carrying out the analysis, that the customer is able to meet all of its financial commitments. However, there are possible situations that, in case they are not duly controlled or else solved, could compromise the customer’s future repayment capacity.

With Special Follow-Up – Under Negotiation or under Refinancing Agreements.	This category includes those customers who, when unable to meet their financial commitments pursuant to the terms and conditions agreed, irrefutably state their intention to refinance their debt.

With Problems	Cash flow analysis shows that the customer is unable to meet its financial commitments in a normal manner and that, in case such problems are not solved, they could result in a loss for the financial institution.

High Risk of Insolvency	Cash flow analysis shows that the customer is highly unlikely to meet all of its financial commitments.

Uncollectible	Customers’ debts included in this category are considered uncollectible. Even though there is some possibility of recovering these assets under certain circumstances in the future, it is evident they are uncollectible at the time of the analysis.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

CONSUMER AND HOUSING LOAN PORTFOLIO

Classification:	Description

Normal	This category includes customers who duly and timely comply with the payment of their commitments, or else with payment in arrears of less than 31 days. Provisional overdrafts shall be considered normal until day 61 from the granting date.

Low Risk	It includes customers with occasional late payments at the time of meeting their commitments, with payments in arrears of more than 31 days and up to 90 days.

Medium Risk	This category includes customers who show some inability to meet their commitments, with payments in arrears of more than 90 days and up to 180 days.

High Risk	It includes customers with payments in arrears of more than 180 days and up to one year.

Uncollectible	This category includes insolvent or bankrupt customers, with little or no possibility of collection, or with payments in arrears in excess of one year.

The category “financing” includes the items with regard to which debtors should be classified, from the point of view of the debtors’ creditworthiness, recorded under the accounts detailed below:

	06.30.13	12.31.12
Loans	50,343,672	44,324,933
Other Receivables Resulting from Financial Brokerage	1,507,895	1,290,732
Receivables from Financial Leases	1,000,109	860,649
Miscellaneous Receivables	11,447	10,641
Contingent Liabilities	5,111,046	4,837,638

Total	57,974,169	51,324,593

As of June 30, 2013 and December 31, 2012, the classification of debtors was as follows:

	06.30.13	12.31.12
COMMERCIAL LOAN PORTFOLIO
Normal	23,026,160	20,304,613

Backed by Preferred Guarantees and Counter-guarantees “A”	331,511	232,066
Backed by Preferred Guarantees and Counter-guarantees “B”	1,578,539	1,385,103
With No Preferred Guarantees or Counter-guarantees	21,116,110	18,687,444

With Special Follow-Up – Under Observation	113,758	96,216

Backed by Preferred Guarantees and Counter-guarantees “B”	20,880	11,046
With No Preferred Guarantees or Counter-guarantees	92,878	85,170

With Problems	54,509	45,615

Backed by Preferred Guarantees and Counter-guarantees “B”	1,941	33
With No Preferred Guarantees or Counter-guarantees	52,568	45,582

High Risk of Insolvency	55,131	23,493

Backed by Preferred Guarantees and Counter-guarantees “B”	3,090	2,294
With No Preferred Guarantees or Counter-guarantees	52,041	21,199

Uncollectible	2,038	5,702

Backed by Preferred Guarantees and Counter-guarantees “B”	1,734	1,734
With No Preferred Guarantees or Counter-guarantees	304	3,968

Total Commercial Loan Portfolio	23,251,596	20,475,639

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

	06.30.13	12.31.12
CONSUMER AND HOUSING LOAN PORTFOLIO
Normal	31,754,683	28,470,285

Backed by Preferred Guarantees and Counter-guarantees “A”	4,804	4,038
Backed by Preferred Guarantees and Counter-guarantees “B”	890,667	815,062
With No Preferred Guarantees or Counter-guarantees	30,859,212	27,651,185

Low Risk	1,072,249	936,171

Backed by Preferred Guarantees and Counter-guarantees “A”	1,146	650
Backed by Preferred Guarantees and Counter-guarantees “B”	11,510	15,685
With No Preferred Guarantees or Counter-guarantees	1,059,593	919,836

Medium Risk	697,592	566,464

Backed by Preferred Guarantees and Counter-guarantees “B”	3,961	3,666
With No Preferred Guarantees or Counter-guarantees	693,631	562,798

High Risk	859,675	644,955

Backed by Preferred Guarantees and Counter-guarantees “B”	2,734	3,179
With No Preferred Guarantees or Counter-guarantees	856,941	641,776

Uncollectible	336,204	229,236

Backed by Preferred Guarantees and Counter-guarantees “B”	4,360	2,561
With No Preferred Guarantees or Counter-guarantees	331,844	226,675

Uncollectible due to Technical Reasons:	2,170	1,843

Backed by Preferred Guarantees and Counter-guarantees “B”	2	6
With No Preferred Guarantees or Counter-guarantees	2,168	1,837

Total Commercial and Housing Loan Portfolio	34,722,573	30,848,954

Grand Total	57,974,169	51,324,593

The management and mitigation of credit risk are described in Note 36 on risk management policies.

NOTE 6. ALLOWANCES FOR LOAN LOSSES

The changes in allowances for loan losses at period/fiscal year-end were the following:

	06.30.13	12.31.12
Balances at Beginning of Fiscal Year	1,731,954	1,283,953
Increases	838,802	1,343,005
Decreases	503,725	895,004
Reversals	14,485	60,375
Uses	489,240	834,629

Balances at Period-End	2,067,031	1,731,954

NOTE 7. OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE – OTHERS NOT INCLUDED IN THE DEBTOR CLASSIFICATION REGULATIONS

At period/fiscal year-end, the breakdown of the account “Others Not Included in the Debtor Classification Regulations” was the following:

	06.30.13	12.31.12
Unlisted Participation Certificates and Debt Securities in Financial Trusts	1,698,562	1,549,494
Others	335,944	368,633

Total	2,034,506	1,918,127

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 8. DERIVATIVE INSTRUMENTS

FORWARD PURCHASE-SALE OF FOREIGN CURRENCY WITHOUT DELIVERY OF THE UNDERLYING ASSET

Mercado Abierto Electrónico (M.A.E.) and Rosario Futures Exchange (RO.F.EX.) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents, being Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A. some of them. The general settlement mode for these transactions is without delivery of the traded underlying asset. Settlement is carried out on a daily basis, in Pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

As of June 30, 2013, forward purchase and sale transactions carried out by the aforementioned subsidiaries totaled $ 4,985,514 and $ 2,164,181, respectively, while as of December 31, 2012 they totaled $ 3,764,741 and $ 1,546,126, respectively.

Apart from that, transactions have been conducted directly with Banco de Galicia y Buenos Aires S.A.’s customers pursuant to the above-mentioned conditions, being the balances settled at the expiration date of the contract. As of June 30, 2013, forward purchase and sale transactions totaled $ 464,950, while as of December 31, 2012, purchase and sale transactions totaled $ 68,728 and $ 272,839, respectively (balances net of eliminations corresponding to transactions conducted with Grupo Financiero Galicia S.A. and other controlled companies).

Said transactions are recorded under Memorandum Accounts for the notional value traded. Accrued balances pending settlement are recorded in the category “Balances from Forward Transactions without Delivery of Underlying Asset to be Settled” under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, when appropriate.

Furthermore, as of June 30, 2013, Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A. carried out currency hedging transactions in relation to the principal payment of their negotiable obligations for a total amount of US$ 219,684, from which US$ 135,784 were carried out with Banco de Galicia y Buenos Aires S.A. and US$ 83,900 were carried out with Compañía Financiera Argentina S.A.

As of December 31, 2012, the aforementioned subsidiaries had carried out purchase transactions for hedging purposes for a total amount of US$ 218,183, from which US$ 183,183 were carried out with Banco de Galicia y Buenos Aires S.A. and US$ 35,000 were carried out with Compañía Financiera Argentina S.A.

In turn, Grupo Financiero Galicia S.A. entered into forward foreign currency hedge contracts with the purpose of covering the risk associated with the exchange rate exposure of financial debts in U.S. Dollars. The Company’s purpose when entering into these contracts is to reduce its exposure to U.S. Dollar fluctuations and denominate its future commitments in Pesos. As of December 31, 2012, purchase contracts were entered into with Banco de Galicia y Buenos Aires S.A. for a total amount of US$ 14,000 (equivalent to $ 68,842). As of June 30, 2013, the Company had no forward foreign currency hedge contracts in force.

PURCHASE-SALE OF INTEREST RATE FUTURES

These products are traded within the trading environment created by the M.A.E. The underlying asset is the Badlar rate of private banks for time deposits of more than one million Pesos for a term from 30 to 35 days. Settlement is carried out on a daily basis for the difference between the forward price or value of the traded underlying asset and the closing price or value, the difference in price being charged to income. As of June 30, 2013, sale transactions conducted by Banco de Galicia y Buenos Aires S.A. amounted to $ 2,500, while as of December 31, 2012, purchase and sale transactions totaled $ 20,000 and $ 102,000, respectively. Said transactions are recorded under Memorandum Accounts for the notional value traded.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

In case balances pending settlement exist, they are recorded in the category “Balances from Forward Transactions without Delivery of Underlying Asset to be Settled” under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, when appropriate.

INTEREST RATE SWAPS

These transactions are conducted within the environment created by the M.A.E., and the settlement thereof is carried out on a monthly basis, in Pesos, for the difference between the cash flows calculated using a variable rate (Badlar for private banks for time deposits of 30 to 35 days) and the cash flows calculated using a fixed rate, or vice versa, on the notional value agreed, the difference in price being charged to income.

As of June 30, 2013, transactions conducted by Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina amounted to $ 356,000, while as of December 31, 2012, they amounted to $ 271,000. Said transactions are recorded under Memorandum Accounts for the notional value traded.

Moreover, transactions have been conducted with customers of Banco de Galicia y Buenos Aires S.A., which amount to $ 317,955 as of June 30, 2013, and to $ 132,955 as of December 31, 2012 (balance net of eliminations corresponding to transactions conducted with other controlled companies).

Accrued balances pending settlement are recorded in the category “Balances from Forward Transactions without Delivery of Underlying Asset to be Settled” under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, when appropriate.

CALL OPTIONS BOUGHT AND WRITTEN ON GOLD FUTURES WITHOUT DELIVERY OF THE UNDERLYING ASSET

These transactions have been conducted with the purpose of hedging the variable yield of the deposits received by Banco de Galicia y Buenos Aires S.A. and set forth by the Argentine Central Bank.

The deposit date, the term to exercise the option and the underlying asset were the same as those for the related deposit. Notional amounts have been computed so that the offset value of derivative instruments is similar to the variable yield of the investment. Changes in the value of the underlying asset at the time of the arrangement and at period-end, equivalent to the variable yield, have been recognized in Income and are recorded under “Premiums from Options Bought – Other Receivables Resulting from Financial Brokerage” and/or under “Premiums from Options Written – Other Liabilities Resulting from Financial Brokerage”, as appropriate. Premiums received and/or paid have accrued on a straight-line basis during the currency of the agreement.

As of December 31, 2012, call options bought and written on gold futures amounted to $ 81,560 and $ 89,768, respectively. These options were recorded under “Memorandum Accounts – Debit-Derivatives – Notional Value of Call Options Bought” and under “Memorandum Accounts – Credit-Derivatives – Notional Value of Call Options Written”.

PUT OPTIONS WRITTEN

As established by Section 4, subsection a), and Section 6 of Decree No. 1836/02 and the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. granted the holders of Rescheduled Deposit Certificates, who had opted to receive Boden 2013 in lieu of the payment of those certificates, an option to sell coupons. As of December 31, 2012, said options were valued at the strike price.

These options have been recorded under “Memorandum Accounts – Credit-Derivatives – Notional Value of Put Options Written” in the amount of $ 31,106 as of December 31, 2012.

Banco de Galicia y Buenos Aires S.A.’s management of financial risks is carried out within the limits of the policies approved by the Board of Directors in such respect. In that sense, “derivative instruments” carried out are means for

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

the Company to hedge its risk exposures and/or used as a financial product to develop investment and trading strategies. In both cases, the use of these instruments is performed within the guidelines of internal policies set forth by the Bank.

NOTE 9. EQUITY INVESTMENTS

As of period/fiscal year-end, the breakdown of “Equity Investments” was a follows:

	06.30.13	12.31.12
In Financial Institutions, Supplementary and Authorized Activities
Banco Latinoamericano de Exportaciones S.A.	2,670	2,438
Banelco S.A.	10,252	8,230
Mercado de Valores de Buenos Aires S.A.	8,139	8,139
Tarjeta Naranja Perú S.A.	18,948	17,315
Visa Argentina S.A.	4,901	4,901
Others	818	814

Total Equity Investments in Financial Institutions, Supplementary and Authorized Activities	45,728	41,837

In Non-financial Institutions
AEC S.A.	26,703	26,703
Aguas Cordobesas S.A.	8,911	8,911
Distrocuyo S.A.	3,955	3,955
Electrigal S.A.	5,455	5,455
Nova Re Compañía Argentina de Reaseguros S.A.	11,584	11,515
Others	1,536	5,710

Total Equity Investments in Non-financial Institutions	58,144	62,249

Allowances	(25,153)	(27,992)

Total	78,719	76,094

NOTE 10. MISCELLANEOUS RECEIVABLES - OTHERS

As of period/fiscal year-end, the breakdown of “Miscellaneous Receivables – Others” was a follows:

	06.30.13	12.31.12
Sundry Debtors	302,756	291,192
Deposits as Collateral	435,950	215,562
Tax Advances	349,303	424,563
Payments in Advance	179,323	79,412
Others	27,802	29,413

Total	1,295,134	1,040,142

NOTE 11. BANK PREMISES AND EQUIPMENT

As of period/fiscal year-end, the breakdown of “Bank Premises and Equipment” was a follows:

	06.30.13	12.31.12
Real Estate	1,168,281	1,122,200
Furniture and Fixtures	324,578	301,136
Machines and Equipment	670,954	621,835
Vehicles	12,797	12,932
Others	9,597	9,457
Accumulated Depreciation	(945,580)	(876,051)

Total	1,240,627	1,191,509

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of June 30, 2013 and 2012, the depreciation charge amounted to $ 73,190 and $ 53,818, respectively.

NOTE 12. MISCELLANEOUS ASSETS

As of period/fiscal year-end, the breakdown of “Miscellaneous Assets” was a follows:

	06.30.13	12.31.12
Work in Progress	91,981	64,705
Advances for Purchase of Assets	13,861	14,048
Works of Art	1,527	1,504
Assets under Lease	18,608	18,563
Assets Acquired through Foreclosures	6,178	10,068
Stationery and Office Supplies	31,994	17,544
Other Miscellaneous Assets	56,965	58,308

Total	221,114	184,740

As of June 30, 2013 and 2012, the depreciation and loss charge amounted to $ 485 and $ 651, respectively.

NOTE 13. INTANGIBLE ASSETS

As of period/fiscal year-end, the breakdown of “Intangible Assets” was a follows:

	06.30.13	12.31.12
Goodwill Net of Accumulated Amortization amounting to $ 15,685 and $ 14,715, respectively	7,918	8,888
Organization and Development Expenses Net of Accumulated Amortization amounting to $ 1,602,985 and $ 1,490,579, respectively	1,236,684	1,076,129

Total	1,244,602	1,085,017

As of June 30, 2013 and 2012, the amortization charge amounted to $ 121,621 and $ 91,912, respectively.

NOTE 14. OTHER ASSETS

The account “Other Assets” includes assets related to the insurance activity. At period/fiscal year-end, the breakdown of this account was the following:

	06.30.13	12.31.12
Premiums Receivable	180,174	144,462
Receivables from Reinsurers	500	3,501
Commissions Receivable	1,014	710
Others	1,236	1,575
Allowances	(7,122)	(4,896)

Total	175,802	145,352

NOTE 15. RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. shall maintain a monthly average liquidity level.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of June 30, 2013, the balances recorded by such institution as computable items are as follows:

Item	$	US$
Special Guarantees Accounts at the Argentine Central Bank	4,117,609	465,328

Total Computable Items to Meet Minimum Cash Requirements	4,117,609	465,328

From April 2012, the Argentine Central Bank rendered ineffective the payment in Pesos and foreign currency through the computation of bills and coins in Banco de Galicia y Buenos Aires S.A. and in custody in other financial institutions, and cash in transit and in valuables transportation companies. For currencies other than Pesos, the computation of the above-mentioned items is allowed, such as fund placements, from the loan capacity in foreign currency. The incorporation was gradual ending in March 2013.

Apart from that, it determined a schedule for the reduction of the percentages corresponding to the minimum cash requirement for deposits in Pesos different pursuant to the regions where deposits are raised.

Since December 2012, the minimum cash requirement for deposits in Pesos can be reduced pursuant to the share of the loans in Pesos granted by Banco de Galicia y Buenos Aires S.A. to Micro-, Small- and Medium-sized Companies (MiPyMEs, as per its initials in Spanish) in the total loans to the non-financial private sector in such currency.

As of June 30, 2013, the ability to freely dispose of certain assets corresponding to the controlled companies was restricted, as follows:

BANCO DE GALICIA Y BUENOS AIRES S.A.

a)	Cash and Government Securities

- For transactions carried out at RO.F.EX. and at M.A.E.	$297,327
- For debit / credit cards transactions	$204,133
- For attachments	$2,007
- For other transactions	$3,772

b)	Special Guarantees Accounts

Special guarantees accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of June 30, 2013 amounted to $ 631,938.

c)	Deposits in favor of the Argentine Central Bank

- Unavailable deposits related to foreign exchange transactions	$533
- Securities held in custody to act as register agent of book-entry mortgage securities	$2,173

d)	Equity Investments

The account “Equity Investments” includes shares, the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

•	Electrigal S.A.: 1,222,406 non-transferable non-endorsable registered ordinary shares.

•	Aguas Cordobesas S.A.: 900,000 class E ordinary shares.

Banco de Galicia y Buenos Aires S.A., as a shareholder of Aguas Cordobesas S.A. and proportionally to its 10.833% interest, is jointly responsible before the Provincial State for the contractual obligations arising from the concession contract during the entire term thereof.

If any of the other shareholders fails to comply with the commitments arising from their joint responsibility, Banco de Galicia y Buenos Aires S.A. may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest held by said Bank.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

e)	Guarantees Granted for Direct Obligations

As of June 30, 2013, Banco de Galicia y Buenos Aires S.A. has recorded $ 361,609 as collateral for credit lines granted by the Corporate Financial Institute, and the related transactions have been allocated to the resources provided thereby.

As collateral for the funds requested, through the Argentine Central Bank, from the Subsecretaría de la Micro, Pequeña y Mediana Empresa y Desarrollo Provincial destined to the financing of the Global Credit Program for Micro-, Small- and Medium-sized Companies, Banco de Galicia y Buenos Aires S. A. used four promissory notes. As of June 30, 2013, the balance of secured loans was $ 67,600.

Furthermore, as of June 30, 2013, Banco de Galicia y Buenos Aires S.A. used promissory notes as collateral for the loans granted within the Credit Program to the Provinces of San Juan and Mendoza for the amount of $ 27,000.

As of June 30, 2013, the total amount of restricted assets corresponding to Banco de Galicia y Buenos Aires S.A. for the aforementioned items was $ 1,598,092, while as of December 31, 2012 it was $ 1,346,304.

COMPAÑÍA FINANCIERA ARGENTINA S.A.

As a consequence of certain lawsuits and claims related to the ordinary course of business, as of June 30, 2013 and December 31, 2012, Compañía Financiera Argentina S.A. has been levied attachments on some banking accounts for an amount of $ 469, recorded under “Miscellaneous Receivables”. This amount has been fully included in a provision.

Furthermore, as of June 30, 2013, with the purpose of conducting transactions at Mercado Abierto Electrónico S.A. (M.A.E.), this company records collaterals in favor of the Argentine Central Bank for $ 93,413, corresponding to a F.V. of $ 100,000, for instruments issued by said entity, which have been recorded under “Other Receivables Resulting from Financing Brokerage.” At the end of the previous fiscal year, such collaterals totaled $ 36,864.

GALICIA VALORES S.A. SOCIEDAD DE BOLSA

As of June 30, 2013 and December 31, 2012, this company holds three shares of Mercado de Valores de Buenos Aires S.A., which secure an insurance policy covering transactions for $ 6,450.

TARJETA NARANJA S.A.

Tarjeta Naranja S.A. has been levied attachments in connection with lawsuits for $ 572, and it has paid $ 350 as guarantees regarding certain tax issues. These amounts shall not be available until such issues are resolved.

Tarjeta Naranja S.A. has guaranteed several loans from financial institutions, through funds registered into escrow accounts. Said collateral shall be effective up to the total payment of the above-mentioned loans, the non-amortized principal of which amounts to $ 93,700 as of June 30, 2013.

Moreover, pursuant to the agreements entered into with financial institutions and as collateral for the loans received and the issuance of negotiable obligations, Tarjeta Naranja S.A. has agreed not to dispose of any assets or levy any encumbrance thereon, for an amount higher than 35% of Tarjeta Naranja S.A.’s assets in some cases, and 15% of said company’s Shareholders’ Equity. It is worth mentioning that the above-mentioned restrictions shall not be applied for transactions carried out during the ordinary course of the company’s business.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 16. NEGOTIABLE OBLIGATIONS

There follows a breakdown of the Global Programs for the Issuance of Negotiable Obligations outstanding:

Company	Authorized Amount (*)		Type of Negotiable Obligations	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.

Grupo Financiero Galicia S.A.	US$	100,000	Simple negotiable obligations, not convertible into shares	5 years	03.09.09 confirmed on 08.02.12	Resolution No. 16113 dated 04.29.09 – Authorization of the increase, Resolution No. 17064 dated 04.25.13

Banco de Galicia y Buenos Aires S.A.	US$	2,000,000	Simple negotiable obligations, not convertible into shares, subordinated or not, secured or unsecured.	5 years	09.30.03 confirmed on 04.27.06	Resolution No. 14708 dated 12.29.03

Banco de Galicia y Buenos Aires S.A.	US$	342,500	Simple negotiable obligations, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	04.28.05 confirmed on 04.26.07	Resolution No. 15228 dated 11.04.05 and extended through Resolution No. 16454 dated 11.11.10

Compañía Financiera Argentina S.A.	US$	250,000	Simple negotiable obligations, not convertible into shares	08.03.16	11.25.10	Resolution No. 16505 dated 01.27.11

Tarjeta Naranja S.A.	US$	650,000	Simple negotiable obligations, not convertible into shares	5 years	03.08.12	Resolution No. 16822 dated 05.23.12

Tarjetas Cuyanas S.A.	US$	120,000	Simple negotiable obligations, not convertible into shares	5 years	03.30.10 confirmed on 04.06.10	Resolution No. 16328 dated 05.18.10

(*)	Or its equivalent in any other currency.

Banco de Galicia y Buenos Aires S.A. has the following Subordinated Negotiable Obligations outstanding issued under the Global Program of US$ 2,000,000 as of the close of the period/fiscal year:

Date of Issuance	Currency	Residual F.V. (US$) as of 06.30.13		Term		Rate		Book Value (*)		Issuance Authorized by the C.N.V.
								06.30.13	12.31.12
05.18.04	US$	234,989	(**)		(1)		(2)	1,334,391	1,188,015	12.29.03 and 04.27.04

(*)	It includes principal and interest net of expenses.
(**)	This amount includes US$ 16,778 of the capitalization of interest services due on January 1, 2012, July 1, 2012 and January 1, 2013 on the account of the payment-in-kind by means of Negotiable Obligations due 2019.

The net proceeds of the above-mentioned issue of Negotiable Obligations were used to refinance the foreign debt in accordance with Section 36 of the Law on Negotiable Obligations, the Argentine Central Bank regulations, and other applicable regulations.

(1)	These Negotiable Obligations shall be fully amortized upon maturity on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer’s option at any time, after all Negotiable Obligations due 2014 have been fully repaid.
(2)	Interest on Negotiable Obligations due 2019 shall be payable in cash and in additional Negotiable Obligations due 2019, semi-annually in arrears on January 1 and July 1 of each year, commencing on July 1, 2004. Negotiable Obligations due 2019 shall accrue interest payable in cash at an annual fixed rate of 6% as from January 1, 2004 up to, but not including, January 1, 2014. Such interest rate will increase to 11% per annum as from January 1, 2014 up to, but not including, January 1, 2019, the maturity date of the Negotiable Obligations due 2019, unless they are previously redeemed.

Interest payable in kind (by means of Negotiable Obligations due 2019) shall accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and shall be payable on January 1, 2014 and January 1, 2019, unless these Negotiable Obligations are previously redeemed.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The following Negotiable Obligations outstanding issued under these Global Programs as of the close of the period/fiscal year:

Company	Date of Placement	Currency	Class Number	F.V.		Type (**)	Term	Maturity Date	Rate	Book Value (*)		Issuance Authorized by the C.N.V.
										06.30.13	12.31.12

Grupo Financiero Galicia S.A.	06.08.10	US$	II Series III	US$	26,857	Simple	1078 days	05.21.13	9%	—	$133,264	05.07.10

Grupo Financiero Galicia S.A.	08.28.12	$	III		$78,075	Simple	18 months	02.28.14	Variable Badlar Rate + 3.59%	$83,020	$83,004	08.08.12

Grupo Financiero Galicia S.A.	05.10.13	$	IV		$220,000	Simple	18 months	11.10.14	Variable Badlar Rate + 3.49%	$225,956	—

Banco de Galicia y Bs. As. S.A.	05.04.11	US$	—	US$	300,00	Simple	84 months	—	(1)	$1,627,978	$1,484,645	11.04.05 and 11.11.10

Compañía Financiera Argentina S.A.	07.19.11	$	IV Series II		$102,000	Simple	18 months	01.19.13	Variable Badlar Rate + 4%	—	$105,974	06.29.11

Compañía Financiera Argentina S.A.	12.22.11	$	V Series II		$63,932	Simple	18 months	06.22.13	Variable Badlar Rate + 4.25%	—	$64,276	12.13.11

Compañía Financiera Argentina S.A.	05.17.12	$	VI Series I		$81,444	Simple	270 days	02.11.13	Annual Fixed Rate at 15,50%	—	$83,139	05.08.12

Compañía Financiera Argentina S.A.	09.26.12	$	VII Series I		$49,444	Simple	270 days	06.23.13	Annual Fixed Rate at 17.90%	—	$49,514	09.13.12

Compañía Financiera Argentina S.A.	09.26.12	$	VII Series II		$112,500	Simple	18 months	03.26.14	Variable Badlar Rate + 3.75%	$112,805	$112,836	09.13.12

Compañía Financiera Argentina S.A.	01.17.13	$	VIII Series I		$42,200	Simple	9 months	10.14.13	Annual Nominal Fixed at 19%	$43,848	—	01.08.13

Compañía Financiera Argentina S.A.	01.17.13	$	VIII Series II		$157,800	Simple	18 months	07.17.14	Variable Badlar Rate + 4.40%	$164,313	—	01.08.13

Compañía Financiera Argentina S.A.	04.23.13	$	IX Series I		$45,000	Simple	270 days	01.18.14	Annual Nominal Fixed at 18.89%	$46,607	—	04.12.13

Compañía Financiera Argentina S.A.	04.23.13	$	IX Series II		$155,000	Simple	18 months	10.23.14	Variable Badlar Rate + 2.93%	$160,465	—	04.12.13

Tarjeta Naranja S.A.	01.28.11	US$	XIII	US$	200,000	Simple	72 months	01.28.17	Annual Nominal Fixed at 9%	$1,079,000	$984,000	01.14.11

Tarjeta Naranja S.A.	06.14.11	$	XIV Series II		$79,852	Simple	21 months	03.14.13	Variable Badlar Rate + 3.40%	—	$26,623	06.06.11

Tarjeta Naranja S.A.	12.19.11	US$	XVI Series II	US$	13,947	Simple	731 days	12.19.13	Annual Nominal Fixed at 8.75%	$75,245	$68,620	12.07.11

Tarjeta Naranja S.A.	04.24.12	$	XVII Series I		$34,610	Simple	365 days	04.24.13	Annual Nominal Fixed at 16.25%	—	$34,610	04.13.12

Tarjeta Naranja S.A.	04.24.12	$	XVII Series II		$165,390	Simple	548 days	10.24.13	Variable Badlar Rate + 2.10%	$165,390	$165,390	04.13.12

Tarjeta Naranja S.A.	08.07.12	$	XVIII Series I		$46,421	Simple	270 days	05.04.13	Annual Nominal Fixed at 17.7%	—	$46,421	07.26.12

Tarjeta Naranja S.A.	08.07.12	$	XVIII Series II		$102,315	Simple	549 days	02.07.14	Variable Badlar Rate + 4%	$102,315	$102,315	07.26.12

Tarjeta Naranja S.A.	08.07.12	$	XVIII Series II		$102,315	Simple	549 days	02.07.14	Variable Badlar Rate + 4%	$102,315	$102,315	07.26.12

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Company	Date of Placement	Currency	Class Number	F.V.		Type (**)	Term	Maturity Date	Rate	Book Value (*)		Issuance Authorized by the C.N.V.
										06.30.13	12.31.12

Tarjeta Naranja S.A.	08.07.12	$	XVIII Series II		$102,315	Simple	549 days	02.07.14	Variable Badlar Rate + 4%	$102,315	$102,315	07.26.12
Tarjeta Naranja S.A.	10.30.12	$	XIX Series I		$52,980	Simple	270 days	07.27.13	Annual Nominal Fixed at 19%	$52,980	$52,980	10.19.12
Tarjeta Naranja S.A.	10.30.12	$	XIX Series II		$112,345	Simple	547 days	04.30.14	Variable Badlar Rate + 4.19%	$112,345	$112,345	10.19.12
Tarjeta Naranja S.A.	02.07.13	$	XX Series I		$35,388	Simple	270 days	11.04.13	Annual Nominal Fixed at 19%	$35,388	—	01.24.13
Tarjeta Naranja S.A.	02.07.13	$	XX Series II		$208,136	Simple	546 days	08.07.14	Variable Badlar Rate + 4.25%	$208,136	—	01.24.13
Tarjeta Naranja S.A.	05.17.13	$	XXI Series II		$201,800	Simple	549 days	11.17.14	Variable Badlar Rate + 4.39%	$201,800	—	05.08.13
Tarjetas Cuyanas S.A.	07.29.11	$	V Series II		$77,305	Simple	550 days	01.29.13	Variable Badlar Rate + 4%	—	$81,252	07.21.11
Tarjetas Cuyanas S.A.	10.04.11	US$	VI Series II	US$	7,184	Simple	731 days	10.04.13	Annual Nominal Fixed at 8.5%	$39,776	$36,347	09.21.11
Tarjetas Cuyanas S.A.	01.24.12	$	VII Series II		$43,869	Simple	547 days	07.24.12	Variable Badlar Rate + 2.80%	$45,651	$45,571	01.16.12
Tarjetas Cuyanas S.A.	07.31.12	$	VIII Series I		$50,725	Simple	270 days	04.27.13	Annual Nominal Fixed at 17.75%	—	$52,307	07.18.12
Tarjetas Cuyanas S.A.	07.31.12	$	VIII Series II		$99,275	Simple	549 days	01.31.14	Variable Badlar Rate + 3.75%	$102,299	$101,983	07.18.12
Tarjetas Cuyanas S.A.	11.20.12	$	IX Series I		$33,375	Simple	270 days	08.17.13	Annual Nominal Fixed at 19.25%	$34,363	$33,788	11.06.12
Tarjetas Cuyanas S.A.	11.20.12	$	IX Series II		$102,603	Simple	546 days	05.20.14	Variable Badlar Rate + 4.5%	$104,475	$103,800	11.06.12
Tarjetas Cuyanas S.A.	02.21.13	$	X Series I		$46,124	Simple	270 days	11.18.13	Annual Nominal Fixed at 19%	$46,553	—	02.06.13
Tarjetas Cuyanas S.A.	02.21.13	$	X Series II		$153,168	Simple	546 days	08.21.14	Variable Badlar Rate + 4.19%	$155,561	—	02.06.13
Tarjetas Cuyanas S.A.	06.19.13	$	XI Series I		$13,370	Simple	270 days	03.16.14	Annual Nominal Fixed at 20.50%	$12,977	—	05.17.13
Tarjetas Cuyanas S.A.	06.19.13	$	XI Series II		$101,214	Simple	548 days	12.19.14	Variable Badlar Rate + 4.89%	$100,929	—	05.17.13

Total										5,213,801	4,238,499

(*)	It includes principal and interest, net of eliminations when appropriate.
(**)	Not convertible into shares.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Furthermore, as of June 30, 2013 and December 31, 2012, Banco de Galicia y Buenos Aires S.A. holds past due Negotiable Obligations, the holders of which have not tendered to the restructuring offer as follows:

Date of Issuance	Currency	Residual F.V. (US$) as of 06.30.13	Type	Term	Rate	Book Value (*)		Issuance Authorized by the C.N.V.
						06.30.13	12.31.12
11.08.93	US$	840	Simple	10 years	9%	9,274	13,211	10.08.93

(*)	It includes principal and interest.

Grupo Financiero Galicia S.A.’s Shareholders’ Meeting held on April 14, 2010 approved an increase of US$ 40,000 in the amount of the Global Program for the Issuance of Negotiable Obligations, which was later confirmed by the Company’s Shareholders’ Meeting held on August 2, 2012. Therefore, the maximum amount of the Program, which nowadays is of up to US$ 60,000 or its equivalent in any other currency, shall be of up to US$ 100,000 or its equivalent in any other currency.

On February 27, 2013, Grupo Financiero Galicia S.A.’s Board of Directors approved to begin the proceedings to increase the amount of the program. On April 25, 2013, the C.N.V. authorized to increase the maximum amount of issuance of the Global Program of Simple Negotiable Obligations, not convertible into shares, for up to a F.V. of US$ 100,000 or its equivalent in other currencies.

On May 8, 2013, Grupo Financiero Galicia S.A. placed Class IV of Negotiable Obligations for a face value of $ 220,000, for an 18-month term, the principal of which shall be amortized upon maturity and shall accrue interest at a variable Badlar rate, plus 3.49%, payable semiannually.

As of June 30, 2013, Banco de Galicia y Buenos S.A. records in its portfolio Negotiable Obligations due 2018 for the amount of $ 26,772, while as of December 31, 2012, it recorded Negotiable Obligations due 2018 for the amount of $ 24,987.

In accordance with the provisions of the Law on Negotiable Obligations and the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. allocated the net proceeds from this issuance of negotiable obligations to grant loans to domestic companies to finance investments in physical assets in Argentina, working capital or to restructure liabilities, personal loans and mortgage loans to finance housing construction, or to acquire interest in domestic companies’ capital stock and other uses envisaged by current regulations.

In July 2013, the C.N.V. approved the issuance of Negotiable Obligations Class XXII, to be issued in two series, with a face value of up to $ 300,000.

Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A. carried out currency hedging transactions in relation to the principal payment of their negotiable obligations for a total amount of US$ 219,684, from which US$ 135,784 were carried out with Banco de Galicia y Buenos Aires S.A. and US$ 83,900 were carried out with Compañía Financiera Argentina S.A.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 17. OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE – OTHERS

As of period/fiscal year-end, the breakdown of “Other Liabilities Resulting from Financial Brokerage – Others” was as follows:

	06.30.13	12.31.12
Collections and Other Transactions on Account of Third Parties	890,756	761,772
Liabilities due to Financing of Purchases	5,727,815	5,715,886
Other Withholdings and Additional Withholdings	495,144	496,403
IDB Credit Line “Global Credit Program for Micro-, Small- and Medium-sized Companies”	24,299	28,801
Correspondent Transactions on Our Account	150,173	52,505
FONTAR Credit Line to Fund Capital Goods	15,739	18,730
Liabilities Subject to Minimum Cash Requirements	92,547	47,792
Miscellaneous Liabilities not Subject to Minimum Cash Requirements	470,718	588,460
Commissions Accrued Payable	73,039	37,567
Others	98,642	29,974

Total	8,038,872	7,777,890

NOTE 18. MISCELLANEOUS LIABILITIES – OTHERS

As of period/fiscal year-end, the breakdown of “Miscellaneous Liabilities – Others” was as follows:

	06.30.13	12.31.12
Sundry Creditors	517,916	468,864
Taxes Payable	753,492	741,068
Salaries and Social Security Contributions Payable	434,286	426,485
Others	151,571	120,855

Total	1,857,265	1,757,272

NOTE 19. PROVISIONS

As of period/fiscal year-end, the breakdown of “Provisions” was as follows:

	06.30.13	12.31.12
Severance Payments	6,040	5,988
Contingent Commitments	19	—
Other Contingencies	229,112	212,089
Negative Goodwill	198,246	247,808
Differences due to Dollarization of Judicial Deposits	2,632	2,338

Total	436,049	468,223

NOTE 20. OTHER LIABILITIES

The account “Other Liabilities” includes liabilities related to the insurance activity. At period/fiscal year-end, the breakdown of this account was the following:

	06.30.13	12.31.12
Debts with Insureds	67,050	58,385
Debts with Reinsurers	861	4,607
Debts with Co-insurers	2,483	1,496
Debts with Insurance Brokers	22,338	19,683
Statutory Reserves	142,333	131,498
Others	7,229	5,562

Total	242,294	221,231

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 21. MEMORANDUM ACCOUNTS – CONTROL DEBIT ACCOUNTS – OTHERS

As of period/fiscal year-end, the breakdown of “Control Debit Accounts – Others” was as follows:

	06.30.13	12.31.12
Securities Held in Custody	19,478,243	16,640,504
Values for Collection	6,295,733	6,527,907
Security Agent Function	8,225,513	6,837,536
Others	986,899	1,083,917

Total	34,986,388	31,089,864

NOTE 22. TRUST AND SECURITY AGENT ACTIVITIES

a) Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:

Purpose: In order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A., as fiduciary property, amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds		Maturity Date (1)
		$	US$
02.12.08	Sinteplast	9	—	09.30.13
12.21.09	Las Blondas	12	—	04.30.14
12.07.10	Fondo Fiduciario Aceitero	3,286	—	12.31.13
07.26.11	Tecsan III	82,412	—	07.28.16
10.21.11	Coop. de Trab. Portuarios	1,000	—	10.21.13
03.21.12	Latinoamericana III	20,454	—	04.30.15
03.29.12	Benito Roggio II	100,000	—	03.30.15
04.29.13	Profertil	—	116,500	04.30.18

	Total	207,173	116,500

(1)	These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

b) Financial Trust Contracts:

Purpose: To administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Date of Contract	Trust	Balances of Trust Funds		Maturity Date
		$	US$
07.13.05	Rumbo Norte I	4	4	09.30.13	(3)
10.12.05	Hydro I	10,083	—	09.05.17	(2)
12.05.06	Faid 2011	103	—	09.30.13	(3)
12.06.06	Gas I	20,937	—	12.31.13	(3)
09.05.07	Saturno VII	112	—	12.31.13	(3)
05.06.08	Agro Nitralco II	1,191	—	09.30.13	(3)
05.14.09	Gas II	4,568,311	—	12.31.22	(3)
02.10.11	Cag S.A.	31,212	—	12.31.13	(3)
03.22.11	Atanor	33	—	09.30.13	(3)
04.25.11	Faid 2015	68,090	—	02.29.16	(3)
06.08.11	Mila III	14,458	—	10.31.16	(3)
09.01.11	Mila IV	20,838	—	06.30.17	(3)
09.14.11	Cag S.A. II	32,032	—	12.31.13	(3)
10.07.11	Sursem III	1,604	—	09.30.13	(3)
11.02.11	Fideicred Agro I	28	—	07.31.13	(3)
05.31.12	Fideicred Agro Series I	43,978	—	05.31.16	(3)
12.27.12	Pla	9,193	—	05.31.16	(3)
04.03.13	Welfas I	3,750	—	05.31.14	(3)
04.17.13	Sursem IV	19,368	—	10.31.14	(3)

	Totals	4,845,325	4

(2)	These amounts shall be released monthly until redemption of debt securities.
(3)	Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

c) Activities as Security Agent:

c.1) Under the terms and conditions for the issuance of Negotiable Obligations Class I for a F.V. of US$ 25,000 corresponding to INVAP S.E., Banco de Galicia y Buenos Aires S.A. entered into an agreement with the latter whereby the Bank undertakes the function of Security Agent.

Pursuant to the terms set forth in the above agreement, INVAP S.E. granted in rem rights with first pledge and privilege over payment rights and any other credit right owned by INVAP S.E. in favor of the Security Agent and in representation of the holders of the secured Negotiable Obligations, in order that the latter can guarantee compliance thereof until the redemption of such Negotiable Obligations.

Banco de Galicia y Buenos Aires S. A., in its capacity as Security Agent, is in charge of the administration of pledged banking accounts, authorized investments, and also carries out all functions specified under the terms and conditions of the agreement. Pledged balances as of June 30, 2013 amount to US$ 46,742 and $ 79, while as of December 31, 2012 said balances amounted to US$ 26,311 and $ 75.

c.2) Banco de Galicia y Buenos Aires S.A. has been appointed Security Agent to custody the National Treasury’s endorsement guarantees in favor of ENARSA (Energía Argentina S.A.) that were assigned in favor of Nación Fideicomisos S.A. in its capacity of Trustee of “ENARSA-BARRAGAN” and “ENARSA-BRIGADIER LOPEZ” financial trusts.

Said endorsement guarantees secure the payment of all obligations arising from the above-mentioned trusts.

Banco de Galicia y Buenos Aires S.A., in its capacity as Security Agent, will custody the documents regarding the National Treasury’s endorsement guarantees and will be in charge of managing all legal and notarial proceedings with respect to the enforcement thereof.

As of June 30, 2013 and December 31, 2012, the balances recorded from these transactions amount to US$ 1,364,097 and $ 408.

c.3) In April 2013, at the time of entering into the Contract for the Fiduciary Assignment and Trust for Guarantee Purposes “Profertil S.A.”, Banco de Galicia y Buenos Aires S.A. was appointed security agent with regard to the Chattel Mortgage Agreement, transaction that was completed on June 18, 2013, which additionally secures all the obligations undertaken.

As of June 30, 2013, the balance recorded from these transactions amounts to US$ 116,500.

NOTE 23. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

The balances of assets and liabilities in foreign currency (mainly in U.S. Dollars) at period/fiscal year-end are detailed as follows.

Assets	06.30.13	12.31.12
Cash and Due from Banks	3,022,573	3,589,051
Government and Private Securities	955,967	247,158
Loans	3,438,640	2,690,252
Other Receivables Resulting from Financial Brokerage	951,276	640,479
Receivables from Financial Leases	29,387	32,624
Equity Investments	21,738	23,712
Miscellaneous Receivables	26,184	23,472
Unallocated Items	22	123
Other Assets	25	557

Total	8,445,812	7,247,428

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Liabilities	06.30.13	12.31.12
Deposits	2,879,756	3,132,653
Other Liabilities Resulting from Financial Brokerage	5,107,478	4,030,942
Miscellaneous Liabilities	12,482	13,994
Subordinated Negotiable Obligations	1,334,391	1,188,015
Unallocated Items	19	161
Other Liabilities	1,272	2,763

Total	9,335,398	8,368,528

The management and mitigation of currency risk are described in Note 36 on risk management policies.

NOTE 24. BREAKDOWN OF THE ITEMS RECORDED UNDER “OTHERS” IN THE INCOME STATEMENT

Financial Expenses	06.30.13	06.30.12
Turnover Tax	435,324	256,589
Premiums for Repo Transactions	8,671	13,851
Others	176	23,126

Total	444,171	293,566

Income from Services	06.30.13	06.30.12
Commissions from Cards	1,159,065	844,600
Commissions from Insurance	103,885	112,380
Others	331,984	204,532

Total	1,594,934	1,161,512

Expenses For Services	06.30.13	06.30.12
Turnover Tax	179,356	113,794
Related to Credit Cards	165,903	176,653
Others	134,203	59,488

Total	479,462	349,935

Miscellaneous Income	06.30.13	06.30.12
Income from Sale of Bank Premises and Equipment	488	345
Income from Transactions with Miscellaneous Assets	1,843	1,890
Leases	1,017	898
Adjustments and Interest from Miscellaneous Receivables	20,071	25,261
Income from Lawsuits	7,516	5,411
Others	27,252	20,025

Total	58,187	53,830

Miscellaneous Losses	06.30.13	06.30.12
Adjustment to Interest on Miscellaneous Liabilities	357	294
Claims	11,106	3,370
Donations	8,586	5,261
Turnover Tax	3,970	4,016
Income from Financial Leases Taken on	729	627
Others	17,442	16,225

Total	42,190	29,793

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 25. INCOME FROM INSURANCE ACTIVITIES

As of June 30, 2013 and 2012, the breakdown of “Income from Insurance Activities” was as follows:

	06.30.13	06.30.12
Premiums and Surcharges Accrued	596,539	399,821
Claims Accrued	(68,358)	(54,339)
Surrenders	(2,466)	(2,560)
Life and Ordinary Annuities	(1,734)	(1,527)
Underwriting and Operating Expenses	(29,965)	(57,062)
Reinsurance Management Expenses	(44,948)	(9,448)
Other Income and Expenses	(2,536)	14,732

Total	446,532	289,617

NOTE 26. MINIMUM CAPITAL REQUIREMENTS

Grupo Financiero Galicia S.A. is not subject to the minimum capital requirements established by the Argentine Central Bank.

Furthermore, Grupo Financiero Galicia S.A. meets the minimum capital requirements established by the Corporations Law, which amount to $ 100.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital, which is calculated by weighting risks related to assets and to balances of bank premises and equipment, miscellaneous and intangible assets.

As called for by the Argentine Central Bank regulations, as of June 30, 2013 and December 31, 2012, minimum capital requirements were as follows:

Date	Capital Required	Computable Capital	Computable Capital as a % of the Capital Requirement
06.30.13	4,923,368	6,421,103	130.42
12.31.12	4,265,382	5,610,375	131.53

NOTE 27. EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of June 30, 2013 and 2012:

	06.30.13	06.30.12
Income for the Period	660,740	620,809
Outstanding Ordinary Shares Weighted Average	1,241,407	1,241,407
Diluted Ordinary Shares Weighted Average	1,241,407	1,241,407
Earnings per Ordinary Share
Basic	0.532251	0.500085
Diluted	0.532251	0.500085

NOTE 28. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

The Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock. In the event said reserve is reduced for any reason, no profits can be distributed until its total refund.

According to the conditions set forth by the Argentine Central Bank, profits can only be distributed as long as results are positive after deducting not only the Reserves, that may be legally and statutory required, but also the following items from Unappropriated Retained Earnings: The difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amounts capitalized for lawsuits related to deposits and any unrecorded adjustments required by the external auditors or the Argentine Central Bank.

Moreover, in order that a financial institution be able to distribute profits, said institution must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital.

For these purposes, this shall be done by deducting from its assets and Unappropriated Retained Earnings all the items mentioned in the paragraph above.

Moreover, in such calculation, a financial institution shall not be able to compute the temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.

In addition, the Argentine Central Bank requires that computable capital be in excess over the minimum capital requirements, equal to 75%.

Distribution of profits shall require the prior authorization of the Argentine Central Bank’s Superintendence of Financial and Foreign Exchange Institutions, whose intervention shall have the purpose of verifying the aforementioned requirements have been fulfilled.

Tarjeta Naranja S.A.’s Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006 decided to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s Shareholders’ Equity is below $ 300,000.

Pursuant to the Price Supplement of Negotiable Obligations Class XIII, as well as in accordance with certain financial loan contracts, Tarjeta Naranja S.A. has agreed not to distribute dividends that may exceed 50% of the company’s net income. This restriction also applies in the case there is any excess over certain indebtedness ratios.

NOTE 29. STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

Cash and due from banks and assets held with the purpose of complying with the short-term commitments undertaken, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	06.30.13	12.31.12	06.30.12	12.31.11
Cash and Due from Banks	8,249,087	8,345,015	6,636,540	6,418,891
Instruments Issued by the Argentine Central Bank	1,249,116	2,202,108	2,458,965	1,727,708
Reverse Repo Transactions with the Argentine Central Bank	481,975	38,497	876,876	1,502,731
Interbank Loans – (Call Money Loans Granted)	102,000	84,000	99,000	126,000
Overnight Placements in Banks Abroad	458,102	277,528	229,359	65,981
Other Cash Placements	215,481	376,830	459,201	402,862

Cash and Cash Equivalents	10,755,761	11,323,978	10,759,941	10,244,173

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 30. CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998 established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. As from January 2011, said amount has been established at $ 120.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995 at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it. Those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than interest rates are also excluded. This system has been implemented through the constitution of the Deposit Insurance Fund (“FGD”), which is managed by a company called Seguros de Depósitos S.A. (SE.DE.S.A.). SE.DE.S.A.’s shareholders are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

As from January 1, 2005, the Argentine Central Bank set this contribution at 0.015% per month.

NOTE 31. NATIONAL SECURITIES COMMISSION (“C.N.V.”)

Resolution No. 368/01

As of June 30, 2013, Banco de Galicia y Buenos Aires S.A.’ Shareholders’ Equity exceeds that required by Resolution No. 368/01, Chapter XIX, items 4 and 5 of the C.N.V. to act as an over-the-counter broker.

Furthermore, in compliance with Section 32 of Chapter XI of that Resolution, in its capacity as depository of the mutual funds “FIMA ACCIONES”, “FIMA P.B. ACCIONES”, “FIMA RENTA EN PESOS”, “FIMA RENTA EN DOLARES”, “FIMA AHORRO PESOS”, “FIMA RENTA PLUS”, “FIMA RENTA CORTO PLAZO”, “FIMA NUEVO RENTA EN DOLARES”, “FIMA GLOBAL ASSETS”, “FIMA RENTA LATINOAMERICANA”, “FIMA PREMIUM”, “FIMA AHORRO PLUS”, “FIMA OBLIGACIONES NEGOCIABLES”, “FIMA CAPITAL PLUS” and “FIMA ABIERTO PYMES”, as of June 30, 2013, Banco de Galicia y Buenos Aires S.A. holds a total of 2,830,433,487 units under custody for a market value of $ 4,977,665, which is included in the “Depositors of Securities Held in Custody” account. As of December 31, 2012, the securities held in custody totaled 2,088,314,216 units and their market value amounted to $ 3,595,117.

NOTE 32. SECURED LIABILITIES FROM FORMER BANCO ALMAFUERTE COOP. LTDO.

Due to the dissolution of former Banco Almafuerte Coop. Ltdo., the Company has undertaken certain secured liabilities corresponding to 5 (five) branches of said institution, receiving a Class “A” Participation Certificate in Nues Trust, and it has participated in the creation of a Special Fund. Both transactions were carried out pursuant to Resolution No. 659 dated November 27, 1998, adopted by the Argentine Central Bank’s Board of Directors within the framework of Section 35 bis, subsections a) and b), item II of the Financial Institutions Law.

On June 30, 2006, a new agreement was entered into between the holders of Class “A” Participation Certificates in the Nues Trust and the contributors to the Special Fund, aimed at achieving the full settlement of the Unpaid Balances of Class “A” Participation Certificates and the later dissolution of the Special Fund.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

On July 6, 2010, the Unpaid Balance of Class “A” Participation Certificates has been fully settled; and the balance of the Special Fund has been partially settled. Only a remaining balance equivalent to the original contribution to the Fund is pending settlement.

As of June 30, 2013 and December 31, 2012, the balance of the Special Fund amounted to $ 175,113 and $ 176,173, respectively.

NOTE 33. SETTING UP OF FINANCIAL TRUSTS

a) Financial trusts with Banco de Galicia y Buenos Aires S.A. as trustor:

Name	Creation Date	Estimated Maturity Date	Trustee	Trust Assets	Portfolio Transferred			Book Value of Securities Held in Own Portfolio
								06.30.13	12.31.12
Galtrust I	10.13.00	02.04.18	First Trust of New York N.A.	Secured Bonds in Pesos at 2% due 2018 (1)	US$	490,224	(*)	764,950	673,981
Galicia	04.16.02	05.06.32	Bapro Mandatos y Negocios S.A.	National Government Promissory Note Bonds in Pesos at 2% due 2014 (2)		$108,000		144,813	136,692

(*)	The remaining US$ 9,776 was transferred in cash.
(1)	In exchange for loans to the Provincial Governments.
(2)	In exchange for secured loans.

b) Financial trusts in own portfolio:

	06.30.13	12.31.12
Received as Loan Repayment	154,058	143,911
Acquired as Investment	363,259	305,648

NOTE 34. SEGMENT REPORTING

Grupo Financiero Galicia S.A. measures the performance of each of its business segments mainly in terms of “Net Income”. The segments defined are made up of one or more operating segments with similar economic characteristics, distribution channels and regulatory environments.

Below there is a description of each business segment’s composition:

Banks: It represents the results of operations of the banking business and includes the results of operations of subsidiaries Banco de Galicia y Buenos Aires S.A., Banco Galicia Uruguay S.A. (In liquidation) and Galicia (Cayman) Limited.

Regional Credit Cards: This segment represents the results of operations of the regional credit card business and includes the results of operations of Tarjetas del Mar S.A. and Tarjetas Regionales S.A. consolidated with its subsidiaries, as follows: Cobranzas Regionales S.A., Procesadora Regional S.A., Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A.

Personal Loans – CFA: This segment includes the results of operations of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

Insurance: This segment represents the results of operations of the insurance companies’ business and includes the results of operations of Sudamericana Holding S.A. consolidated with its subsidiaries, as follows: Galicia Retiro Cía. de Seguros S.A., Galicia Seguros S.A. and Sudamericana Asesores de Seguros S.A.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Other Businesses: This segment shows the results of operations of Galicia Warrants S.A. and Net Investment S.A. As of June 30, 2012, it also included the results of operations of Galval Agente de Valores S.A. and GV Mandataria de Valores S.A. (in liquidation).

Adjustments: This segment includes results of operations other than those related to the preceding segments and consolidation adjustments, eliminations corresponding to transactions conducted between consolidated companies and minority interest.

	Banks	Regional Credit Cards	Personal Loans - CFA	Insurance	Other Businesses	Adjustments	06.30.13
Net Financial Income	1,982,976	671,875	449,485	40,831	1,570	(86,559)	3,060,178
Net Income from Services	926,886	1,250,096	61,253	—	11,146	(287,476)	1,961,905

Net Operating Income	2,909,862	1,921,971	510,738	40,831	12,716	(374,035)	5,022,083

Provision for Loan Losses	392,902	361,727	121,055	—	—	—	875,684
Administrative Expenses	1,914,401	1,228,875	308,543	88,314	7,200	(3,982)	3,543,351

Operating Income	602,559	331,369	81,140	(47,483)	5,516	(370,053)	603,048

Income from Insurance Companies’ Activities	—	—	—	182,718	—	263,814	446,532
Income from Equity Investments	327,710	—	89	68	—	(283,633)	44,234
Minority Interest	—	4	—	—	—	(100,478)	(100,474)
Miscellaneous Income, Net	18,400	93,198	40,065	(2,422)	1,033	3,291	153,565

Net Income before Income Tax	948,669	424,571	121,294	132,881	6,549	(487,059)	1,146,905

Income Tax	243,000	193,551	44,350	47,012	2,411	(44,159)	486,165

Net Income for the Period	705,669	231,020	76,944	85,869	4,138	(442,900)	660,740

	Banks	Regional Credit Cards	Personal Loans - CFA	Insurance	Other Businesses	Adjustments	06.30.12
Net Financial Income	1,508,811	586,996	388,852	22,178	293	(2,263)	2,504,867
Net Income from Services	684,312	932,008	37,379	—	8,612	(191,689)	1,470,622

Net Operating Income	2,193,123	1,519,004	426,231	22,178	8,905	(193,952)	3,975,489

Provision for Loan Losses	248,455	278,599	77,290	—	—	—	604,344
Administrative Expenses	1,515,696	878,507	237,372	57,492	8,770	(1,412)	2,696,425

Operating Income	428,972	361,898	111,569	(35,314)	135	(192,540)	674,720

Income from Insurance Companies’ Activities	—	—	—	112,196	—	177,421	289,617
Income from Equity Investments	331,844	(4,764)	(7)	—	(22)	(279,374)	47,677
Minority Interest	—	(9,748)	—	—	—	(87,299)	(97,047)
Miscellaneous Income, Net	(16,418)	72,941	34,544	(374)	1,338	(4,312)	87,719

Net Income before Income Tax	744,398	420,327	146,106	76,508	1,451	(386,104)	1,002,686

Income Tax	145,000	196,370	54,964	27,072	943	(42,472)	381,877

Net Income for the Period	599,398	223,957	91,142	49,436	508	(343,632)	620,809

The accounting measurement of assets and liabilities allocated to the above-mentioned segments is the following:

	06.30.13	12.31.12
Government and Private Securities	3,803,370	3,627,144
Loans	48,276,641	42,592,979
Other Receivables Resulting from Financial Brokerage	5,185,908	4,418,571
Receivables from Financial Leases	985,189	848,264
Other Assets	175,802	145,352

Total Assets	58,426,910	51,632,310

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

	06.30.13	12.31.12
Deposits	44,131,259	39,945,180
Other Liabilities Resulting from Financial Brokerage	16,361,853	14,281,657
Subordinated Negotiable Obligations	1,334,391	1,188,015
Other Liabilities	781,558	221,231

Total Liabilities	62,609,061	55,636,083

NOTE 35. CONTINGENCIES

TAX ISSUES

Banco de Galicia y Buenos Aires S.A.

At the date of these financial statements, provincial tax collection authorities, as well as tax collection authorities from the Autonomous City of Buenos Aires, are in the process (in different degrees of completion) of conducting audits and assessments mainly regarding the Compensatory Bond granted by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

As regards the assessment of tax collection authorities from the Autonomous City of Buenos Aires, within the framework of the legal actions brought by Banco de Galicia y Buenos Aires S.A. with the purpose of challenging the assessment of the tax collection authorities, a preliminary injunction was granted by the Argentine Federal Court of Appeals in Administrative Matters for the amount corresponding to the Compensatory Bond, which was ratified by the Supreme Court of Justice. Therefore, the Court ordered the A.G.I.P. to refrain from starting tax enforcement proceedings or else requesting precautionary measures for such purpose.

With regard to the Autonomous City of Buenos Aires’ claims on account of other items, Banco de Galicia y Buenos Aires S.A. adhered to the System for the Settlement of Tax Liabilities in Arrears (Law No. 3461 and the related regulations), which envisaged the total relief of interest and fines. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities.

In connection with the assessments made by tax collection authorities from the Province of Buenos Aires, under the framework of some of the processes under discussion at the Provincial Tax Court’s stage, at this stage of proceedings the decision issued was unfavorable to Banco de Galicia y Buenos Aires S.A.’s request regarding the items not related to the Compensatory Bond, and was favorable with regard to the non-taxability thereof.

With regard to the items not related to the Compensatory Bond, Banco de Galicia y Buenos Aires S.A. adhered to the System for the Regularization of Tax Debts (Regulatory Decision No. 12 and related decisions), which envisages discounts on the amounts under discussion. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities.

Furthermore, regarding the claims made by the different jurisdictions, Banco de Galicia y Buenos Aires S.A. has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings.

These proceedings and their possible effects are constantly being monitored by Management. Even though Banco de Galicia y Buenos Aires S.A. considers it has complied with its tax liabilities in full pursuant to current regulations, the provisions deemed adequate pursuant to the evolution of each proceeding have been set up.

Tarjetas Regionales S.A.

At the date of these consolidated financial statements, the Argentine Revenue Service (A.F.I.P.), Provincial Revenue Boards and Municipalities are in the process of conducting audits and assessments, in different degrees of completion, at the companies controlled by Tarjetas Regionales S.A. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.‘s subsidiaries and to Tarjeta del Mar S.A. Therefore, the companies are taking the corresponding administrative and legal steps in order to solve such issues. The original amount claimed for taxes totals $ 12,387 approximately.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Based on the opinions of their tax advisors, the companies believe that the above mentioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.

However, since the final outcome of these measures cannot be foreseen, provisions have been set up to cover such contingencies.

Compañía Financiera Argentina S.A.

The Argentine Revenue Service (A.F.I.P.) conducted audits on fiscal years 1998 and 1999, not accepting certain uncollectible loans to be recorded as uncollectible receivables deductible from income tax and minimum presumed income tax. The original amount claimed for taxes by the tax collection authorities totals $ 2,094.

On July 5, the Federal Tax Court notified the judgment sustaining the appeal filed by Compañía Financiera Argentina S.A. Tax collection authorities have 30 business days to file an appeal before the Argentine Federal Court of Appeals in Administrative Matters.

Since the final resolution of this controversy is still uncertain, provisions have been set up to cover such contingencies.

CONSUMER PROTECTION ASSOCIATIONS

Consumer Protection Associations, on behalf of consumers, have filed claims against Banco de Galicia y Buenos Aires S.A. with regard to the collection of some financial charges.

The Bank considers the resolution of these controversies will not have a significant impact on its financial condition.

NOTE 36. RISK MANAGEMENT POLICIES

The tasks related to risk information and internal control of each of the controlled companies are defined and carried out, rigorously, in each of them. This is particularly strict in the main controlled company, Banco de Galicia y Buenos Aires S.A., where the requirements to be complied with are stringent, as detailed below, as it is a financial institution regulated by the Argentine Central Bank. Apart from the applicable local regulations, Grupo Financiero Galicia S.A., in its capacity as a listed company on the markets of the United States of America, complies with the certification of its internal controls pursuant to Section 404 of the Sarbanes Oxley Act (SOX). Corporate risk management is monitored by the Audit Committee, which as well gathers and analyzes the information submitted by the main controlled companies.

The specific function of the comprehensive management of Banco de Galicia y Buenos Aires S.A.’s risks has been allocated to the Risk Management Division, guaranteeing its independence from the rest of the business areas since it directly reports to Banco de Galicia y Buenos Aires S.A.’s General Division and, at the same time, it is involved in the decisions made by each area.

The risks managed by the Anti-Money Laundering Unit (control and prevention of asset laundering, funding of terrorist activities and other illegal activities) are added to the risks allocated to the Risk Management Division. The aim of both divisions is to guarantee the Board of Directors that they are fully aware of the risks the Bank is exposed to, and they are in charge of designing and proposing the policies and procedures necessary to mitigate and control such risks.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

In addition, the Risk Management Division is in charge of monitoring compliance with the laws, regulations and internal policies applicable to Banco de Galicia y Buenos Aires S.A., its affiliated companies and individuals, in order to prevent monetary and/or criminal penalties and mitigate the impact on reputation.

Banco de Galicia y Buenos Aires S.A. is currently developing a comprehensive and global internal process aimed at assessing capital adequacy pursuant to the risk profile (ICAAP as per its initials in Spanish). Nowadays such capital is calculated for the most significant risks: credit, financial and operational risks. Methods for capital assessment are being developed for the other types of risks included in Communiqué “A” 5398.

In turn, Banco de Galicia y Buenos Aires S.A. has developed risk acceptance levels, both on an individual and a consolidated basis. Within this framework, ratios have been established, which are regularly submitted to the Risk Management Committee.

Each of these ratios has an excess threshold and related actions in case of deviations.

FINANCIAL RISKS

Short- and medium-term financial risks are managed within the framework of policies approved by Banco de Galicia y Buenos Aires S.A.’s Board of Directors, which establishes limits to the different risk exposures and also considers their interrelation. Management is supplemented by “contingency plans” devised to face adverse market situations. Furthermore, “stress tests” that make it possible to assess risk exposures under historical and simulated scenarios are created, which identify critical levels of the different risk factors.

LIQUIDITY

Daily liquidity is managed according to the strategy set, which seeks to keep liquid resources that are enough to mitigate the adverse effects caused by irregular variations in loans and deposits, in addition to coping with “stress” situations.

The current liquidity policy in force provides for the setting of limits and monitoring in terms of a) liquidity as regards stock: a level of “Management Liquidity Requirement” was established as the excess over legal minimum cash requirements, taking into consideration the characteristics and behavior of Banco de Galicia y Buenos Aires S.A.’s different liabilities, and the liquid assets that make up such liquidity were determined as well; and b) cash flow liquidity: gaps between the contractual maturities of consolidated financial assets and liabilities are analyzed and monitored. There is a cap for the gap between maturities, determined based on the gap accumulated against total liabilities permanently complied with during the first year.

Furthermore, the policy sets forth a contingency plan, by currency type, that determines the steps to be taken and the assets from which liquid resources additional to those set forth in the above-mentioned policy can be obtained.

With the purpose of mitigating the liquidity risk that arises from deposit concentration per customer, Banco de Galicia y Buenos Aires S.A. has a policy that regulates the concentration of deposits among the main customers.

CURRENCY RISK

For purposes of the management and mitigation of the “Currency Risk”, two other currencies have been defined apart from the Argentine Peso: assets and liabilities adjusted by C.E.R. and foreign currency. Banco de Galicia y Buenos Aires S.A.’s current policy in force establishes limits in terms of maximum “net asset positions” (assets denominated in a currency which are higher than the liabilities denominated in such currency) and “net liability positions” (assets denominated in a currency which are lower than the liabilities denominated in such currency) for mismatches in “Pesos adjusted by C.E.R.” and in foreign currency, as a proportion of Banco de Galicia y Buenos Aires S.A.’s R.P.C., on a consolidated basis.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

An adequate balance between assets and liabilities denominated in foreign currency is what characterizes the management strategy for this risk factor, seeking to achieve a full coverage of long-term asset-liability mismatches and allowing a short-term mismatch management margin that contributes to the possibility of improving certain market situations. Short- and long-term goals are attained by appropriately managing assets and liabilities and by using the financial products available in our market, particularly “dollar futures” both in institutionalized markets (M.A.E. and RO.F.EX.) and in forward transactions performed with customers.

Transactions in foreign currency futures (Dollar futures) are subject to limits that take into consideration the particular characteristics of each trading environment.

INTEREST RATE RISK

Banco de Galicia y Buenos Aires S.A.’s exposure to the “interest rate risk”, as a result of interest rate fluctuations and the different sensitivity of assets and liabilities, is managed according to the strategy approved. On the one hand, it considers a short-term horizon, seeking to keep the net financial margin within the levels set by the policy. On the other hand, it considers a long-term horizon, the purpose of which is to mitigate the negative impact on the economic value of Banco de Galicia y Buenos Aires S.A.’s Shareholders’ Equity in the face of changes in interest rates.

From a comprehensive viewpoint of risk exposures and contributing to including a “risk premium” in the pricing process, the aim is to systematically estimate the “economic capital” used up by the structural risk as per the financial statements (interest rate risk) and the contribution of the “price risk”, in its different expressions, to using up the capital.

MARKET RISK

Trading of and/or investment in government securities, currencies, derivatives and debt instruments issued by the Argentine Central Bank, which are listed on the capital markets and the value of which varies pursuant to the variation of the market prices thereof, are included within the Policy that limits the maximum authorized losses for a fiscal year.

The “price risk” (market) is daily managed according to the strategy approved, the purpose of which is to keep Banco de Galicia y Buenos Aires S.A. present in the different derivatives, variable- and fixed-income markets while obtaining the maximum return as possible on trading, without exposing the latter to excessive risk levels. Finally, the policy designed contributes to providing transparency and facilitates the perception of the risk levels to which it is exposed.

In order to measure and monitor risks derived from the variation in the price of financial instruments that form the trading securities portfolio, a model known as “Value at Risk” (also known as “VaR”) is used, among other methods. This model determines intra-daily, for Banco de Galicia y Buenos Aires S.A. individually, the possible loss that could be generated by the positions in securities, derivatives and currencies under certain parameters. Furthermore, in order to measure and monitor the risk related to trading of debt instruments issued by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. also applies the method that estimates the change of value of a portfolio, for variations of one interest rate basis point.

CROSS-BORDER RISK

Banco de Galicia y Buenos Aires S.A.’s foreign trade transactions and management of “treasury” resources imply assuming cross-border risk positions. These exposures related to cross-border assets are in line with Banco de Galicia y Buenos Aires S.A.’s business and financial strategy, the purpose of which is to provide customers with an efficient commercial assistance and to improve the management of available liquid resources within an appropriate risk and yield environment.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

TRANSFER RISK

The possibility of diversifying funding sources, as contemplated by the liquidity strategy, by obtaining resources in foreign capital markets, involves the possible exposure to potential regulatory changes that hinder or increase the cost of the transfer of foreign currency abroad to meet liability commitments. The policy that manages the risk of transferring foreign currency abroad thus contributes to the liquidity strategy and pursues the goal of reaching an adequate balance between liabilities payable to local counterparties and those payable to foreign counterparties in a return-risk proportion that is adequate for Banco de Galicia y Buenos Aires S.A.’s business and growth.

EXPOSURE TO THE NON-FINANCIAL PUBLIC SECTOR

With the purpose of regulating risk exposures with regard to the non-financial public sector, in the national, provincial and municipal jurisdictions, Banco de Galicia y Buenos Aires S.A. defined a policy the design of which envisages risk exposures in each jurisdiction, as well as the “possible loss” of value related to such holdings.

CREDIT RISK

Banco de Galicia y Buenos Aires S.A.’s credit granting and analysis system is applied in a centralized manner and is based on the concept of “opposition of interests”, which takes place when risk management, credit and commercial duties are segregated, with respect to both retail and wholesale businesses. This allows an ongoing and efficient monitoring of the quality of assets, a proactive management of problem loans, aggressive write-offs of uncollectible loans, and a conservative policy on allowances for loan losses.

Apart from that, this system includes the follow-up of the models for measuring the portfolio risk at the operation and customer levels, thus making it easier to detect problem loans and the related losses. This allows early detecting situations that can entail some degree of portfolio deterioration, and appropriately safeguarding the Bank’s assets.

Banco de Galicia y Buenos Aires’s Credit Risk Management and Insurance Division approves the credit risk policies and procedures, verifies compliance therewith and assesses credit risk on an ongoing basis.

As an outstanding aspect we can mention that the credit granting policy for retail banking focuses on automatic granting processes. These are based on behavior analysis models. Banco de Galicia y Buenos Aires S.A. is strongly geared towards obtaining portfolios with direct payroll deposit, which statistically have a better compliance behavior when compared to other types of portfolios.

As for the wholesale banking, credit granting is based on analyses conducted on credit, cash flow, balance sheet, capacity of the applicant. These are supported by statistical rating models and qualitative adjustment models for corporate businesses.

Internal policies were implemented regarding concentration per customer/group, acceptance and concentration per internal rating and review-by-sector. The latter determines the levels of review for the economic activities belonging to the private-sector portfolio according to the concentration they show with regard to the Bank’s total credit and/or R.P.C.

The Credit Risk Management Division also constantly monitors its portfolio through different indicators (asset quality of the loan portfolio, provision for the non-accrual portfolio, non-performance, roll rates, etc.), as well as the classification and concentration thereof (through maximum ratios between the exposure to each customer, its own computable capital or “R.P.C.” or regulatory capital, and that of each customer). The loan portfolio classification as well as its concentration control are carried out following the Argentine Central Bank regulations.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

OPERATIONAL RISK

Pursuant to the best practices and the guidelines determined by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. has implemented the Operational Risk Management Framework, which includes the Bank’s policies, practices, procedures and structures for the appropriate management of Operational Risk.

Operational Risk is the risk because of external events. It includes legal risk, but does not include strategic and reputational risks.

For such purpose, the Bank especially created an Operational Risk Management Unit aimed at leading the effective implementation of the Operational Risk Management Framework and determining the procedures, roles and responsibilities of all the players related to this risk.

Banco de Galicia y Buenos Aires S.A. manages operational risk inherent to its products, activities, processes and material systems, technology and information security processes, as well as risks derived from subcontracted activities and from services rendered by providers. Such management includes the identification, assessment, monitoring, control and mitigation of operational risks.

Before launching or introducing new products, activities, processes or systems, Banco de Galicia y Buenos Aires S.A. makes sure its operational risks are appropriately assessed.

This way, Banco de Galicia y Buenos Aires S.A. has the necessary structure and resources to be able to determine the operational risk profile and thus take the corresponding corrective measures, complying with the regulations set forth by the Argentine Central Bank on guidelines for operational risk management in financial institutions and operational risk events database.

Banco de Galicia y Buenos Aires S.A. understands an appropriate management of operational risks also helps improving customer service quality.

Furthermore, the minimum capital requirement with regard to the operational risk is determined according to the Argentine Central Bank regulations.

Banco de Galicia y Buenos Aires S.A. is currently developing management processes for the following risks: securitization, concentration, reputational and strategic, in compliance with Communiqué “A” 5398.

SECURITIZATION RISK

Securitization is an alternative source of financing and a mechanism for the transfer of risks to investors. Notwithstanding the foregoing, securitization activities and the fast innovation with regard to the techniques and instruments used in such activities also generate new risks, including the following:

i) Credit, market, liquidity, concentration, legal and reputational risks, due to the securitization positions held or invested, including, among others, liquidity facilities and credit enhancement granted; and

ii) Credit risk due to the underlying exposures with regard to securitization.

CONCENTRATION RISK

Risk concentration has to do with the exposures or groups of exposures with similar characteristics, for instance when they belong to the same debtor, counterparty or guarantor, geographic area or economic sector; or because they are secured by the same type of assets used as collateral, with the possibility of generating:

i) Losses with regard to income, regulatory capital, assets or the global risk level, that are significant enough to affect the financial strength of the financial institution or its ability to keep the financial institution’s main transactions;

ii) A major change in the financial institution’s risk profile.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

REPUTATIONAL RISK

Reputational risk is defined as the risk associated to a negative perception of the financial institution by customers, counterparties, shareholders, investors, account holders, market analysts and other significant market players, which adversely affects the financial institution’s ability to keep existing business relationships or establish new relationships, and continue having access to funding sources as for instance in the interbank market or the securitization market.

STRATEGIC RISK

Strategic risk is that which arises from an inappropriate business strategy or an adverse change in forecasts, parameters, goals and other functions that support such strategy. Even though estimating this risk is complex, institutions must develop new management techniques that include all the related aspects.

ASSET LAUNDERING, FUNDING OF TERRORIST ACTIVITIES AND OTHER ILLEGAL ACTIVITIES RISK

As regards the control and prevention of asset laundering and funding of terrorist activities, Banco de Galicia y Buenos Aires S.A. complies with the regulations set forth by the Argentine Central Bank, the Financial Information Unit and Law No. 25246, as amended, which creates the Financial Information Unit (U.I.F. as per its initials in Spanish – Unidad de Información Financiera), under the jurisdiction of the Ministry of Justice and Human Rights with functional autarchy. The Financial Information Unit is in charge of analyzing, addressing and reporting the information received, in order to prevent and avoid both asset laundering and funding of terrorist activities. Banco de Galicia y Buenos Aires S.A. has promoted the implementation of measures designed to fight against the use of the international financial system by criminal organizations. For such purpose, Banco de Galicia y Buenos Aires S.A. has control policies, procedures and structures that are applied using a “risk-based approach”, which allow monitoring transactions, pursuant to the “risk profile of customers”, in order to detect such transactions that should be considered unusual, and to report them before the U.I.F. in the cases that may correspond. The Anti-Money Laundering Unit (“U.A.L.” as per its initials in Spanish – Unidad Antilavado) is in charge of managing this activity, through the implementation of control and prevention procedures as well as the communication thereof to the rest of the organization by drafting the related handbooks and training all employees. In addition, the management of this risk is regularly reviewed by Internal Audit.

Banco de Galicia y Buenos Aires S.A. has appointed a director as Compliance Officer, pursuant to Resolution 121/11 of the U.I.F., who shall be responsible for ensuring compliance with and implementation of the proceedings and obligations on the issue.

Banco de Galicia y Buenos Aires S.A. contributes to the prevention and mitigation of risks from transaction-related criminal behaviors, being involved in the international regulatory standards adoption process.

NOTE 37. CORPORATE GOVERNANCE TRANSPARENCY POLICY

GRUPO FINANCIERO GALICIA S.A.

Grupo Financiero Galicia S.A.’s Board of Directors is the Company’s highest management body. It is made up of nine directors and four alternate directors, who must have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and to act with the loyalty and diligence of a good businessman.

As set out in the bylaws, the term of office for both directors and alternate directors is three years; they are partially changed every year and may be reelected indefinitely.

The Company complies with the appropriate standards regarding total number of directors, as well as number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt the number of directors to the possible changes in the conditions in which the Company carries out its activities, from three to nine directors.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The Board of Directors complies, in every relevant aspect, with the recommendations included in the Code on Corporate Governance as schedule to General Resolution No. 606/12 issued by the C.N.V. (which modifies General Resolution No. 516/07).

It also monitors the application of the corporate governance policies provided for by the regulations in force through the Audit Committee and the Committee for Information Integrity. Periodically, the Committees provide the Board of Directors with information, and the Board gets to know the decisions of each Committee. What is appropriate is transcribed in the minutes drafted at the Board of Directors’ meetings.

The Audit Committee set by Capital Markets Law No. 26831 and the C.N.V.’s regulations is formed by three directors, two of whom are independent directors, and the Committee for Information Integrity’s mission is to comply with the provisions of U.S. Sarbanes-Oxley Act.

Basic Holding Structure

Grupo Financiero Galicia S.A. is the holding company of a group whose main asset is the controlling equity interest in Banco de Galicia y Buenos Aires S.A. (which currently represents 94.94333% of Banco Galicia’s capital stock). The latter, as a bank institution, is subject to certain regulatory restrictions imposed by the Argentine Central Bank. In particular, Banco de Galicia y Buenos Aires S.A. can only hold a 12.5% interest in the capital stock of companies that do not carry out activities considered supplementary by the Argentine Central Bank. Therefore, Grupo Financiero Galicia S.A. holds, either directly or indirectly, the remaining interests in several companies. In addition, Grupo Financiero Galicia S.A. indirectly holds a number of equity investments in supplementary companies that belong to Banco de Galicia y Buenos Aires S.A. as controlling company.

It is worth noting that Grupo Financiero Galicia S.A. is a company whose purpose is solely to conduct financial and investment activities as per Section 31 of the Corporations Law. That is to say, it is a holding company whose activity involves managing its equity investments, assets and resources. This explains its limited personnel structure, as well as the fact that many of the business organization requirements, common for big productive institutions, cannot be applied to this company.

To conclude, one should note that Grupo Financiero Galicia S.A. is technically under the control of other pure holding company, EBA Holding S.A., because the latter holds the majority of votes at the Shareholders’ Meetings, although it does not have any managerial functions over Grupo Financiero Galicia and the Company has no group relationship with EBA Holding S.A. No director of EBA Holding S.A. is a director of Grupo Financiero Galicia S.A.

Compensation Systems

Directors’ compensation is defined by the General Shareholders’ Meeting and is fixed within the limits established by law and the corporate bylaws.

The Audit Committee expresses its opinion on whether compensation proposals for Directors are reasonable, taking into consideration market standards.

Business Conduct Policy

Since its beginning, Grupo Financiero Galicia S.A. has constantly shown respect for the rights of its shareholders, reliability and accuracy in the information provided, transparency as to its policies and decisions, and caution with regard to the disclosure of strategic business issues.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Code of Ethics

Grupo Financiero Galicia S.A. has a Code of Ethics formally approved that guides its policies and activities. It considers business objectivity and conflict of interests related aspects, and how the employee should act upon identifying a breach of the Code of Ethics.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

BANCO DE GALICIA Y BUENOS AIRES S.A.

Banco de Galicia y Buenos Aires S.A.’s Board of Directors is the Bank’s highest management body. It is made up of seven directors and five alternate directors, who must have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and to act with the loyalty and diligence of a good businessman.

Banco de Galicia y Buenos Aires S.A. complies with the appropriate standards regarding total number of directors, as well as number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt the number of directors to the possible changes in the conditions in which the Bank carries out its activities, from three to nine directors.

The General Shareholders’ Meeting has the power to establish the number of directors, both independent and non-independent ones, and appoint them. Out of the seven directors, two are independent. In addition, three of the alternate directors are independent. The independence concept is defined in the regulations set forth by the C.N.V. and the Argentine Central Bank regulations.

As regards prevention of conflicts of interest, the provisions set forth in the Corporations Law and the Capital Markets Law are applicable.

As set out in the bylaws, the term of office for both directors and alternate directors is three years; two thirds of them (or a fraction of at least three) are changed every year and may be reelected indefinitely.

The Board of Directors’ meeting is held at least once a week and when required by any director. The Board of Directors is responsible for Banco de Galicia y Buenos Aires S.A.’s general management and makes all the necessary decisions to such end. The Board of Directors’ members also take part, to a higher or lesser extent, in the commissions and committees created. Therefore, they are continuously informed about the Bank’s course of business and become aware of the decisions made by such bodies, which are transcribed into minutes.

Additionally, the Board of Directors receives a monthly report prepared by the General Manager, the purpose of which is to report the material issues and events addressed at the different meetings held between him and Senior Management. The Board of Directors becomes aware of such reports, evidencing so in minutes.

In connection with directors’ training and development, Banco de Galicia y Buenos Aires S.A. has a program, which is reviewed every six months, whereby they regularly attend courses and seminars of different kinds and subjects.

It may be said that Banco de Galicia y Buenos Aires S.A.’s executives, including directors, have proved updated knowledge and skills, and that the Board of Directors’ performance is the most effective, which corresponds with the current dynamics of this body.

According to the activities carried out by Banco de Galicia y Buenos Aires S.A., effective laws and corporate strategies, the following committees have been created to achieve an effective control over all activities performed by the Bank:

•	Risk Management Committee.

It is in charge of approving risk management strategies, policies, processes and procedures, with the related contingency plans, establishing the specific limits for each risk exposure and approving, when appropriate, the temporary limit excesses and becoming aware of each risk position and compliance with policies.

•	Credit Committee.

This Committee’s function is to resolve on loans greater than $ 60,000 and all the loans to be granted to financial institutions (local or foreign) and related customers.

•	Asset and Liability Management Committee.

It is in charge of analyzing the evolution of the Bank’s business from a financial point of view regarding fund-raising and its placement in different assets, and is responsible for the follow-up and control of liquidity, interest-rate and currency mismatches. It is also in charge of analyzing and recommending business areas, measures related to the

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

management of interest-rate and currency mismatches, and maturity gaps in order to maximize financial and foreign exchange income within acceptable parameters of risk and use of capital, and proposing changes to such parameters, if deemed necessary, to the Board of Directors.

•	Information Technology Committee.

It is in charge of supervising and approving new systems’ development plans and budgets, as well as supervising these systems’ budget controls. It is also responsible for approving the general design of the system’s structure, of the main processes and systems implemented, and for supervising the quality of the Bank’s systems.

•	Audit Committee (Argentine Central Bank).

The Audit Committee is responsible for helping, within the framework of its specific functions, the Board of Directors with: (1) internal controls, individual and corporate risk management and compliance with the standards established by the Bank, the Argentine Central Bank and effective laws; (2) the process of issuance of the financial statements; (3) the external auditor’s suitability and independence; (4) the Internal and External Audit’s performance; (5) the solution to the observations made by the Internal and External Audits, the Argentine Central Bank and other regulatory agencies; and (6) evaluation and approval of the follow-up of the implementation of recommendations. It is also responsible for coordinating the Internal and External Audit functions that interact in the financial institution.

•	Audit Committee (National Securities Commission).

The Capital Markets Law sets forth that public companies shall create an Audit Committee. Such Committee’s mission is to provide the Board of Directors with assistance in overseeing the financial statements, as well as in the task of controlling Banco de Galicia y Buenos Aires S.A. and its controlled companies and companies it owns a stake in.

•	Committee for the Control and Prevention of Money Laundering and Funding of Terrorist Activities.

Its mission is to plan, coordinate and ensure compliance with the policies on anti-money laundering and funding of terrorist activities set and approved by the Board of Directors, taking into consideration effective regulations. It is also responsible in this regard for designing internal controls, personnel training plans and ensuring compliance by the Internal Audit.

•	Committee for Information Integrity.

Its mission is to comply with the provisions of U.S. Sarbanes-Oxley Act.

•	Human Resources Committee.

It is in charge of promotions and appointments, transfers, turnovers, development, staff and compensation for the personnel included in 9 salary levels and higher.

•	Planning and Management Control Committee.

It is in charge of analyzing, defining and following up the consolidated balance sheet and income statement.

•	Business and Segment Management Committee.

It is in charge of analyzing, defining and following up businesses and segments.

•	Crisis Committee.

It is in charge of evaluating the situation upon facing a liquidity crisis and deciding the steps to be implemented to tackle it.

•	Finance Committee – Consumer Banking

It is in charge of analyzing the financial evolution and the funding needs of companies devoted to the provision of financing to consumers, as well as analyzing the evolution of the credit portfolio.

Banco de Galicia y Buenos Aires S.A. considers the General Manager and Division Management reporting to the General Manager as Senior Management. These are detailed as follows:

•	Retail Banking Division

•	Wholesale Banking Division

•	Finance Division

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

•	Comprehensive Corporate Services Division

•	Organizational Development and Human Resources Division

•	Risk Management Division

•	Credit Division

•	Strategic Planning and Management Control Division

Senior Management’s main duties are as follows:

•	Ensure that the Bank’s activities are consistent with the business strategy, the policies approved by the Board of Directors and the risks to be assumed.

•

Implement the necessary policies, procedures, processes and controls to manage operations and risks cautiously, meet the strategic goals set by the Board of Directors and ensure that the latter receives material, full and timely information so that it may assess management and analyze whether the responsibilities assigned are effectively fulfilled.

•	Monitor the managers from different divisions, in line with the policies and procedures set by the Board of Directors and establish an effective internal control system.

Basic Holding Structure

Banco de Galicia y Buenos Aires S.A.’s majority shareholder is Grupo Financiero Galicia S.A., which holds 94.943333% of the capital stock and 94.943337% of votes. In turn, Banco de Galicia y Buenos Aires S.A. holds a number of equity investments in supplementary companies as controlling company, as well as minority interests that do not exceed the percentage stated in companies whose controlling company is its own controlling company. From a business point of view, this structure allows the Bank to take advantage of significant synergies that guarantee the loyalty of its customers and additional businesses. All business relationships with these companies, whether permanent or occasional in nature, are fostered under the normal and usual market conditions and this is so when Banco de Galicia y Buenos Aires S.A. holds either a majority or minority interest. Grupo Financiero Galicia S.A.’s Board of Directors submits to the Shareholders’ Meeting’s vote which shall be Grupo Financiero Galicia’s vote, in its capacity as controlling company, at Banco de Galicia y Buenos Aires’s Shareholders’ Meeting. The same method of transparency and information as to its controlled companies and companies it owns a stake in is applied at the Bank’s Shareholders’ Meetings, which are always attended by directors and officers thereof and the Board of Directors always provides detailed information about the Company’s activities.

Information Related to Personnel Economic Incentive Practices

Directors’ compensation is defined by the General Shareholders’ Meeting and is fixed within the limits established by law and the corporate bylaws. The Human Resources Committee establishes the compensation policy for Banco de Galicia y Buenos Aires S.A.’s personnel. The Management Assessment System has been designed including both qualitative and quantitative K.P.I. (Key Performance Indicators). In addition, Banco de Galicia y Buenos Aires S.A. has variable compensation and economic incentive policies for the rest of the personnel that are associated with the results of the performance evaluation and the Bank’s results of operations. The conclusions of the variable compensation system and the related changes are analyzed by the Human Resources Committee.

Business Conduct Policy and/or Code of Ethics

Banco de Galicia y Buenos Aires S.A. has a Code of Ethics formally approved that guides its policies and activities. It considers business objectivity and conflict of interests related aspects, and how the employee should act upon identifying a breach of the Code of Ethics, with the involvement of the Organizational Development and Human Resources Management.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 38. CREDIT LINES FOR THE PRODUCTIVE INVESTMENT

The Argentine Central Bank established the conditions to grant loans under the program “Credit Lines for the Productive Investment”, aimed at financing specific-purposes investment projects. The minimum conditions for the placement of the aforementioned line of credit are as follows:

2012 Quota: Amount equivalent to 5% of the monthly average of daily balances of deposits in the non-financial private sector in Pesos for June 2012.

2013 Quota, first and second tranches: Amount equivalent to 5% of the deposits mentioned in the previous paragraph calculated with regard to the balance at the end of November 2012 and May 2013, respectively.

The interest rate to be earned by financial institutions shall be up to a fixed nominal 15.01% rate per annum for the 2012 quota and a fixed nominal 15.25% rate per annum for the 2013 quota (both tranches), at least for three years. With regard to the remaining term, a variable rate not to exceed Badlar rate plus 400 basis points may be applied.

At this period-end, Banco de Galicia y Buenos Aires S.A. has complied with the placement of the loans in accordance with the conditions set forth by the Argentine Central Bank.

NOTE 39. SUBSEQUENT EVENTS

In July 2013, the Argentine Central Bank issued Communiqué “A” 5460 through which it modified the rules for the protection of financial services users, incorporating regulations related to the charges and commissions on the products and services offered. Most of the changes established through said Communiqué will come into force on September 30, 2013.

At the date of these financial statements, Banco de Galicia y Buenos Aires S.A. is analyzing the scope of the modifications established through such resolution.

GRUPO FINANCIERO GALICIA S.A.

BALANCE SHEET

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

Figures Stated in Thousands of Pesos

	Notes	Schedules	06.30.13	12.31.12
Assets

Current Assets

Cash and Due from Banks	2 and 11	G	308	404
Investments	9 and 11	C, D, E and G	3,844	11,574
Other Receivables	3, 9 and 11	G	18,429	36,096

Total Current Assets			22,581	48,074

Non-current Assets

Other Receivables	3, 9, 11 and 13	E and G	59,422	52,914
Investments	9	B and C	5,779,943	5,003,410
Fixed Assets		A	1,473	1,359

Total Non-current Assets			5,840,838	5,057,683

Total Assets			5,863,419	5,105,757

Liabilities

Current Liabilities

Financial Debt	4, 9, 11 and 16	G	121,614	141,368
Salaries and Social Security Contributions	5 and 9		1,379	1,959
Tax Liabilities	6 and 9		10,869	11,218
Other Liabilities	7, 9 and 11	G	3,083	3,053

Total Current Liabilities			136,945	157,598

Non-current Liabilities

Financial Debt	4, 9 and 16		220,000	78,075
Other Liabilities	7 and 9		6	6

Total Non-current Liabilities			220,006	78,081

Total Liabilities			356,951	235,679

Shareholders’ Equity (per Related Statement)			5,506,468	4,870,078

Total Liabilities and Shareholders’ Equity			5,863,419	5,105,757

The accompanying notes 1 to 16 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

BALANCE SHEET – MEMORANDUM ACCOUNTS

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

Figures Stated in Thousands of Pesos

	Notes	Schedules	06.30.13	12.31.12
Forward Purchase of Foreign Currency without Delivery of the Underlying Asset	11 and 15	G	—	68,842

Unused Overdrafts	11		151,362	—

Total			151,362	68,842

The accompanying notes 1 to 16 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	Schedules	06.30.13	06.30.12
Net Income on Investments in Related Institutions			763,004	646,388

Administrative Expenses	11	H	(18,138)	(10,473)

Financial and Holding Results			(82,610)	(13,517)

Generated by Assets			(50,409)	6,123
Interest
On Special Checking Account Deposits			8	13
On Mutual Funds			8	28
On Promissory Notes Receivable	(*)		86	71
Income from Shares			(2,411)	—
Results from Government and Corporate Securities			(57,215)	—
Foreign Exchange	(*)		9,115	6,011
Generated by Liabilities			(32,201)	(19,640)
Interest
On Financial Debt	(*)		(23,024)	(11,136)
Others			(84)	(71)
Foreign Exchange			(9,093)	(8,433)

Other Income and Expenses (*) – (Loss)			(1,516)	(1,589)

Net Income before Income Tax			660,740	620,809

Income Tax	13		—	—

Net Income for the Period	14		660,740	620,809

(*)	Balances net of eliminations corresponding to transactions conducted with companies included in Section 33 of Law No. 19550. See Note 11.

The accompanying notes 1 to 16 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Shareholders’ Contributions (*)				Retained Earnings (**)
Item	Capital Stock	Capital Adjustment	Premium for Negotiation of Shares in Own Portfolio	Total	Legal Reserve	Discretionary Reserve	Unappropriated Retained Earnings	Total Shareholders’ Equity
Balances as of 12.31.11	1,241,407	278,131	606	1,520,144	77,907	846,621	1,106,943	3,551,615

Distribution of Unappropriated Retained Earnings (1)
Legal Reserve	—	—	—	—	55,347	—	(55,347)	—
Discretionary Reserve	—	—	—	—	—	1,033,844	(1,033,844)	—
Cash Dividends	—	—	—	—	—	—	(17,752)	(17,752)
Net Income for the Period	—	—	—	—	—	—	620,809	620,809

Balances as of 06.30.12	1,241,407	278,131	606	1,520,144	133,254	1,880,465	620,809	4,154,672

Balances as of 12.31.12	1,241,407	278,131	606	1,520,144	133,254	1,880,465	1,336,215	4,870,078

Distribution of Unappropriated Retained Earnings (2)
Legal Reserve	—	—	—	—	66,811	—	(66,811)	—
Discretionary Reserve	—	—	—	—	—	1,245,054	(1,245,054)	—
Cash Dividends	—	—	—	—	—	—	(24,350)	(24,350)
Net Income for the Period	—	—	—	—	—	—	660,740	660,740

Balances as of 06.30.13	1,241,407	278,131	606	1,520,144	200,065	3,125,519	660,740	5,506,468

(*)	See Note 8.
(**)	See Note 12.
(1)	Approved by the Ordinary Shareholders’ Meeting held on April 19, 2012.
(2)	Approved by the Ordinary Shareholders’ Meeting held on April 15, 2013.

The accompanying notes 1 to 16 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

STATEMENT OF CASH FLOWS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Notes	06.30.13	06.30.12
Changes in Cash
Cash at Beginning of Fiscal Year	1.J	9,270	60,323
Cash at Period-end	1.J	4,132	404

Decrease in Cash, Net		(5,138)	(59,919)

Causes for Changes in Cash
Operating Activities
Payments to Suppliers of Goods and Services		(9,508)	(5,699)
Personnel Salaries and Social Security Contributions		(6,027)	(5,270)
Payments of Other Taxes		(11,948)	(8,043)
Collections / (Payments) for Other Operating Activities, Net		5,439	(1,559)

Net Cash Flow Used in Operating Activities		(22,044)	(20,571)

Investing Activities
Payments for Purchases of Fixed Assets		(236)	—
Collection of Dividends		22,832	—
Contributions to Controlled Companies		—	(1,641)
Payments of Interest, Net		(11,638)	(12,059)
Collections for Sale of Controlled Companies		926	—
Payments for Equity Investments		(655)	(3,243)

Net Cash Flow Generated by / (Used in) Investing Activities		11,229	(16,943)

Financing Activities
Loans Received / (Paid), Net		20,402	(11,843)
Distribution of Dividends, Net of Taxes		(14,725)	(10,562)

Net Cash Flow Generated by / (Used in) Financing Activities		5,677	(22,405)

Decrease in Cash, Net		(5,138)	(59,919)

The accompanying notes 1 to 16 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 1. BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

These financial statements have been stated in thousands of Argentine Pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the F.A.C.P.C.E., approved by the C.P.C.E.C.A.B.A. and the C.N.V., with the considerations mentioned in Note 1 to the consolidated financial statements in relation to the criteria for the valuation of the subsidiaries Banco de Galicia y Buenos Aires S.A. and Sudamericana Holding S.A.

The preparation of financial statements at a given date requires the Company’s Management to make estimates and assessments regarding events and/or situations and/or circumstances that affect or may affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the period/fiscal year. The Company’s Management makes estimates in order to calculate, at any given moment, for example, the depreciation charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Estimates and assessments made at the date these financial statements were prepared may differ from the situations, events and/or circumstances that may finally occur in the future.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 of the C.N.V., the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the I.N.D.E.C.

The most significant accounting policies used in preparing the Financial Statements are listed below:

A. ASSETS AND LIABILITIES IN DOMESTIC CURRENCY

Monetary assets and liabilities which include, where applicable, the interest accrued at period/fiscal year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

B. ASSETS AND LIABILITIES IN FOREIGN CURRENCY (U.S. DOLLARS AND EUROS)

The assets and liabilities in foreign currency were stated at the U.S. Dollar exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of the period/fiscal year.

Assets and liabilities valued in foreign currencies other than the U.S. Dollar have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

Interest receivable or payable has been accrued, where applicable.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

C. INVESTMENTS

C.1. Current

Special checking account deposits have been measured at their face value, plus accrued interest at period/fiscal year-end.

Argentine mutual fund units have been valued at fiscal year-end closing price.

As of December 31, 2012, Galval Agente de Valores S.A. was recognized at its equity method as of September 30, 2012, restated at the exchange rate as of fiscal year-end, net of the allowance for impairment of value.

The equity investment in GV Mandataria de Valores S.A. (In liquidation) has been recognized at its equity method as of June 30, 2013.

The holdings of government and corporate securities were valued at their closing price at period/fiscal-year end. As of December 31, 2012, an allowance for impairment of value was established for the holdings of government and corporate securities.

C.2. Non-current

The equity investment in Banco de Galicia y Buenos Aires S.A. has been recognized at its equity method as of June 30, 2013 and December 31, 2012, which arises from financial statements prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 1.16. to the consolidated financial statements from Argentine GAAP.

The equity investments in Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Compañía Financiera Argentina S.A. are recognized using the equity method as of June 30, 2013 and December 31, 2012.

The consolidated financial statements of Sudamericana Holding S.A. have been prepared pursuant to the regulations of the Argentine Superintendency of Insurance (S.S.N.), which differ from Argentine GAAP in the aspects mentioned in Note 1.16. to the consolidated financial statements. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

D. GOODWILL

Goodwill resulting from the acquisition of shares in other companies, which is recorded under “Investments”, has been valued at its acquisition cost, net of the corresponding accumulated amortization, calculated proportionally over the estimated useful life.

Amortization is assessed on a straight-line basis in equal monthly installments, being the amortization term of 120 months. See Schedule B.

The updated residual value of the assets does not exceed their estimated recoverable value at period/fiscal year-end.

E. FIXED ASSETS

Fixed Assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and 600 months for real estate. See Schedule A.

The updated residual value of the assets, taken as a whole, does not exceed their value-in-use at period/fiscal year-end.

F. FINANCIAL DEBT

Financial debt has been valued pursuant to the amount of money received, plus interest accrued.

Financial debt in foreign currency has been valued at the benchmark U.S. Dollar exchange rate set by the Argentine Central Bank as of fiscal year-end.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

G. INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (See Note 13 to the financial statements). Due to the unlikelihood that future taxable income may be enough to absorb tax loss carry-forwards, the Company has established an allowance for impairment of value with regard to such income and has not recorded tax loss carry-forwards. See Schedule E.

The Company determines the minimum presumed income tax at the effective rate of 1% of the computable assets at fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year shall be determined by the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The Company has set up a provision for the minimum presumed income tax credit accrued during this period and the previous fiscal year, for $ 3,052 and $ 2,757, respectively, since its recovery is not likely at the issuance date of these financial statements. See Schedule E.

H. DERIVATIVE INSTRUMENTS

As of December 31, 2012, derivative instruments have been valued at their estimated current value at that date.

Differences originated as a consequence of the measurement criterion mentioned in the previous paragraph have been recognized in net income for the period/fiscal year.

I. SHAREHOLDERS’ EQUITY

I.1. Activity in the Shareholders’ Equity accounts has been restated as mentioned in paragraphs three and four of this Note.

The “Subscribed and Paid-in Capital” account has been stated at its face value and at the value of the contributions in the currency value of the fiscal year in which those contributions were actually made.

The adjustment stemming from the restatement of that account in constant currency has been allocated to the “Capital Adjustment” account.

I.2. Income and Expense Accounts

The results of operations for each period are presented in the period in which they accrue.

J. STATEMENT OF CASH FLOWS

“Cash and Due from Banks”, investments and receivables held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant risks of changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	Notes	Schedules	06.30.13	12.31.12	06.30.12	12.31.11
Cash and Due from Banks	2	G	308	404	262	898
Investments		C and D	3,824	8,866	142	59,425

Total			4,132	9,270	404	60,323

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 2. CASH AND DUE FROM BANKS

The breakdown of the account as of period/fiscal year-end was as follows:

	Notes	Schedules	06.30.13	12.31.12
Cash			18	12
Cash in Custody in Other Banks		G	161	148
Due from Banks – Checking Accounts	11		129	244

Total			308	404

NOTE 3. OTHER RECEIVABLES

The breakdown of the account as of period/fiscal year-end was as follows:

Current	Notes	Schedules	06.30.13	12.31.12
Tax Credits			1,782	1,321
Recoverable Expenses			7,416	10,283
Sundry Debtors	11		7,214	20,386
Promissory Notes Receivable	11	G	1,888	1,843
Prepaid Expenses			27	73
Balance of Futures Contracts to be Settled	11 and 15		—	2,170
Others			102	20

Total			18,429	36,096

Non-current	Notes	Schedules	06.30.13	12.31.12
Promissory Notes Receivable	11	G	59,415	52,901
Prepaid Expenses			6	12
Sundry Debtors			1	1

Total			59,422	52,914

NOTE 4. FINANCIAL DEBT

The breakdown of the account as of period/fiscal year-end was as follows:

Current	Notes	Schedules	06.30.13	12.31.12
Overdrafts in Checking Accounts	11		32,638	—
Loans Received	11	G	—	3,175
Negotiable Obligations	16	G	88,976	138,193

Total			121,614	141,368

Non-current	Notes	Schedules	06.30.13	12.31.12
Negotiable Obligations	16		220,000	78,075

Total			220,000	78,075

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 5. SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

The breakdown of the account as of period/fiscal year-end was as follows:

Current	Notes	Schedules	06.30.13	12.31.12
Argentine Integrated Social Security System (S.I.P.A.)			244	226
Provision for Bonuses			617	776
Provision for Retirement Insurance			332	835
Provision for Directors’ and Syndics’ Fees			172	116
Others			14	6

Total			1,379	1,959

NOTE 6. TAX LIABILITIES

The breakdown of the account as of period/fiscal year-end was as follows:

Current	Notes	Schedules	06.30.13	12.31.12
Income Tax – Withholdings to Be Deposited			241	174
Provision for Tax on Personal Property – Substitute Taxpayer			10,628	10,283
Provision for Minimum Presumed Income Tax, Net			—	761

Total			10,869	11,218

NOTE 7. OTHER LIABILITIES

The breakdown of the account as of period/fiscal year-end was as follows:

Current	Notes	Schedules	06.30.13	12.31.12
Sundry Creditors			850	12
Provision for Expenses	11	G	2,230	3,038
Guarantee Deposit of Directors			3	3

Total			3,083	3,053

Non-current	Notes	Schedules	06.30.13	12.31.12
Guarantee Deposit of Directors			6	6

Total			6	6

NOTE 8. CAPITAL STATUS

The capital status as of period/fiscal year-end was as follows:

Capital Stock Issued, Subscribed, Paid-in and Registered	Face Value	Restated at Constant Currency
Balances as of 06.30.13	1,241,407	1,519,538
Balances as of 12.31.12	1,241,407	1,519,538

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 9. ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS AND DEBTS

As of June 30, 2013, the breakdown of receivables, investments, and debts according to their estimated collection or payment term was the following:

	Investments	Other Receivables	Financial Debt	Salaries and Social Security Contributions	Tax Liabilities	Other Liabilities
1st Quarter (*)	3,844	17,863	37,582	258	241	2,077
2nd Quarter (*)	—	564	5,957	—	—	1,006
3rd Quarter (*)	—	1	78,075	949	—	—
4th Quarter (*)	—	1	—	172	10,628	—
After One Year (*)	—	59,422	220,000	—	—	6

Subtotal Falling Due	3,844	77,851	341,614	1,379	10,869	3,089
No Set Due Date	5,779,943	—	—	—	—	—
Past Due	—	—	—	—	—	—

Total	5,783,787	77,851	341,614	1,379	10,869	3,089

Non-interest Bearing	5,780,316	16,548	—	1,379	10,869	3,089
At Variable Rate	—	61,303	308,976	—	—	—
At Fixed Rate	3,471	—	32,638	—	—	—

Total	5,783,787	77,851	341,614	1,379	10,869	3,089

(*)	From the closing date of these financial statements.

NOTE 10. EQUITY INVESTMENTS

The breakdown of the Company’s direct equity investments as of period/fiscal year-end was the following:

Information as of:	06.30.13
	Direct Holding
	Shares		Percentage of Equity Investment Held in
Issuing Company	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	533,891,665	94.943333	94.943337
Compañía Financiera Argentina S.A.	Ordinary	16,726,875	3.000000	3.000000
Galicia Warrants S.A.	Ordinary	875,000	87.500000	87.500000
Net Investment S.A.	Ordinary	10,500	87.500000	87.500000
Sudamericana Holding S.A.	Ordinary	162,447	87.500337	87.500337

(*)	Ordinary shares A and B.

Information as of:	12.31.12
	Direct Holding
	Shares		Percentage of Equity Investment Held in
Issuing Company	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	533,814,765	94.929658	94.929661
Compañía Financiera Argentina S.A.	Ordinary	16,726,875	3.000000	3.000000
Galicia Warrants S.A.	Ordinary	875,000	87.500000	87.500000
Net Investment S.A.	Ordinary	10,500	87.500000	87.500000
Sudamericana Holding S.A.	Ordinary	162,447	87.500337	87.500337

(*)	Ordinary shares A and B.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The controlled companies’ financial position and results of operations as of period/fiscal year-end are as follows:

Information as of:	06.30.13
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	58,928,597	53,318,975	5,609,622	705,669
Compañía Financiera Argentina S.A.	3,150,025	2,203,620	946,405	75,798
Galicia Warrants S.A.	37,309	19,736	17,573	4,141
Net Investment S.A.	150	11	139	(3)
Sudamericana Holding S.A.	283,513	6,523	276,990	152,182

Information as of:	12.31.12			06.30.12
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	52,556,641	47,652,692	4,903,949	599,398
Compañía Financiera Argentina S.A.	3,115,276	2,144,669	970,607	89,635
Galicia Warrants S.A.	38,838	18,405	20,433	1,789
Net Investment S.A.	161	19	142	(7)
Sudamericana Holding S.A.	213,406	22,285	191,121	90,536

On August 29, 2012, Galval Agente de Valores S.A. transferred 10% of the capital stock of GV Mandataria de Valores S.A. (In liquidation) to Grupo Financiero Galicia S.A., thus being the latter the only shareholder.

On November 12, 2012, the General Extraordinary Shareholders’ Meeting of GV Mandataria de Valores S.A. (In liquidation) approved the proposal for the dissolution and later liquidation of the company due to the reduction of shareholders to only one, in compliance with Section 94, Subsection 8, of the Corporations Law No. 19550.

On August 6, 2013, the liquidator of GV Mandataria de Valores S.A. (In liquidation) submitted the proposal for the final distribution of profits to Grupo Financiero Galicia S.A., for the amount of $ 20. Such amount was credited on August 6, 2013.

On September 4, 2012, Grupo Financiero Galicia S.A.’s Board of Directors resolved to approve the sale of 100% of its interest in Galval Agente de Valores S.A., a company incorporated in Uruguay.

On May 10, 2013, the Uruguayan Central Bank authorized the final transfer of the 100% interest in Galval Agente de Valores S.A., transaction that was completed on June 12, 2013.

NOTE 11. SECTION 33 OF LAW 19550 – CORPORATIONS LAW

The financial statements include the following significant balances corresponding to transactions with its controlled companies and its subsidiaries:

BANCO DE GALICIA Y BUENOS AIRES S.A.

Assets	Notes	Schedules	06.30.13	12.31.12
Cash and Due from Banks – Checking Accounts	2		—	132
Investments – Special Checking Account		D	353	433
Other Receivables – Promissory Notes Receivable	3	G	61,303	54,744
Other Receivables – Balance of Futures Contracts to be Settled	3 and 15		—	2,170

Total			61,656	57,479

Liabilities	Notes	Schedules	06.30.13	12.31.12
Financial Debt – Overdrafts	4		32,638	—
Other Liabilities – Provision for Expenses	7		620	411

Total			33,258	411

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Memorandum Accounts	Notes	Schedules	06.30.13	12.31.12
Unused Overdrafts			151,362	—
Forward Purchase of Foreign Currency without Delivery of the Underlying Asset	15		—	68,842

Total			151,362	68,842

Income	Notes	Schedules	06.30.13	06.30.12
Financial Income – Interest on Promissory Notes Receivable			1,708	1,394
Financial Income – Exchange-rate Difference			—	2,310

Total			1,708	3,704

Expenses	Notes	Schedules	06.30.13	06.30.12
Administrative Expenses		H
Trademark Lease			827	748
Bank Expenses			8	4
General Expenses			249	184
Financial Expenses – Interest on Financial Debt			9,060	97
Expenses Corresponding to the Issuance of the Global Program for the Issuance of Negotiable Obligations			1,320	—

Total			11,464	1,033

GALVAL AGENTE DE VALORES S.A.

Expenses	Notes	Schedules	06.30.13	06.30.12
Administrative Expenses		H
General Expenses			—	32

Total			—	32

SUDAMERICANA HOLDING S.A.

Assets	Notes	Schedules	06.30.13	12.31.12
Other Receivables – Sundry Debtors	3		—	20,382

Total			—	20,382

Expenses	Notes	Schedules	06.30.13	06.30.12
Financial Expenses – Interest on Financial Debt			15,149	186

Total			15,149	186

TARJETAS REGIONALES S.A.

Liabilities	Notes	Schedules	06.30.13	12.31.12
Financial Debt – Loans Received	4	G	—	3,175

Total			—	3,175

Expenses	Notes	Schedules	06.30.13	06.30.12
Financial Expenses – Interest on Financial Debt			8	256

Total			8	256

GALICIA WARRANTS S.A.

Assets	Notes	Schedules	06.30.13	12.31.12
Other Receivables – Sundry Debtors	3		3,675	—

Total			3,675	—

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 12. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the Corporations Law, the Corporate Bylaws and Resolution No. 368/01 of the C.N.V., 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

NOTE 13. INCOME TAX

The following tables show the changes and breakdown of deferred tax assets and liabilities:

Assets	Tax Loss Carry- forwards	Other Receivables	Allowances	Total
Balances as of 12.31.11	16,484	1,545	—	18,029
Charge to Income	13,497	260	—	13,757

Balances as of 12.31.12	29,981	1,805	—	31,786
Charge to Income	31,058	79	423	31,560

Balances as of 06.30.13	61,039	1,884	423	63,346

Liabilities	Fixed Assets	Financial Debt	Total
Balances as of 12.31.11	109	301	410
Charge to Income	3	(216)	(213)

Balances as of 12.31.12	112	85	197
Charge to Income	(9)	(85)	(94)

Balances as of 06.30.13	103	—	103

Net deferred tax assets as of June 30, 2013 and December 31, 2012 amount to $ 63,243 and $ 31,589, respectively.

A provision for the deferred tax asset has been fully recorded, since it is supposed that the recovery thereof is not likely at the issuance date of these financial statements. See Schedule E.

Tax loss carry-forwards recorded by the Company, pending being used, amount to approximately $ 174,394, pursuant to the following breakdown:

Year of Generation	Amount	Year Due	Deferred Tax Assets
2010	19,035	2015	6,661
2011	28,062	2016	9,823
2012	38,562	2017	13,497

2013	88,735	2018	31,058

The classification of net deferred tax assets and liabilities recorded in accordance with their expected term of turn-around is shown in Note 9.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The following table shows the reconciliation of income tax charged to income to that which would result from applying the tax rate in force to the book income before tax:

	06.30.13	06.30.12
Book Income Before Income Tax	660,740	620,809
Income Tax Rate in Force	35%	35%

Income for the Period at the Tax Rate	231,259	217,283
Permanent Differences at the Tax Rate
Increase in Income Tax
Expenses not Included in Tax Return	17,094	2,716
Other Causes	364	943
Decrease in Income Tax
Loss on Investments in Related Institutions	(274,253)	(226,539)
Other Causes	(6,118)	(20)
Allowance for Impairment of Value (Schedule E)	31,654	5,617

Total Income Tax Charge Recorded	—	—

The following table shows the reconciliation of tax charged to income to tax determined for the period for tax purposes:

	06.30.13	06.30.12
Total Income Tax Charge Recorded	—	—
Temporary Differences
Variation in Deferred Tax Assets	31,560	5,481
Variation in Deferred Tax Liabilities	94	136
Allowance for Impairment of Value (Schedule E)	(31,654)	(5,617)

Total Tax Determined for Tax Purposes	—	—

NOTE 14. EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of June 30, 2013 and 2012:

	06.30.13	06.30.12
Income for the Period	660,740	620,809
Outstanding Ordinary Shares Weighted Average	1,241,407	1,241,407
Diluted Ordinary Shares Weighted Average	1,241,407	1,241,407
Earnings per Ordinary Share
Basic	0.5323	0.5001
Diluted	0.5323	0.5001

NOTE 15. DERIVATIVE INSTRUMENTS

The Company entered into forward foreign currency hedge contracts with the purpose of covering the risk associated with the exchange rate exposure of financial debts in U.S. Dollars.

The Company’s purpose when entering into these contracts was to reduce its exposure to U.S. Dollar fluctuations and denominate its future commitments in Pesos.

As of June 30, 2013, there were no forward foreign currency hedge contracts in force.

As of December 31, 2012, purchase contracts were entered into with a controlled financial institution for the amount of US$ 14,000.

Reference Foreign Currency	Amount in the Reference Foreign Currency	Forward Exchange Rate ($ for US$)	Exchange Rate for Settlement	Settlement Date
US$ (1)	5,000	4.9900	Argentine Central Bank(2)	03/27/2013
US$ (1)	5,000	4.9900	Argentine Central Bank(2)	03/27/2013
US$ (1)	4,000	4.9900	Argentine Central Bank(2)	03/27/2013

(1)	U.S. Dollars.
(2)	Reference exchange rate set by the Argentine Central Bank. (Communiqué “A” 3500).

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Settlement of this transaction on the agreed date was carried out without the physical delivery of the currency. That is to say, it was by compensation or difference between the spot exchange rate for settlement and the forward exchange rate.

The Company has not entered into contracts regarding derivatives for speculative purposes.

NOTE 16. GLOBAL PROGRAM FOR THE ISSUANCE OF NEGOTIABLE OBLIGATIONS

On March 9, 2009, the General Ordinary Shareholders’ Meeting approved the creation of a Global Program for the Issuance of Simple Negotiable Obligations, not convertible into shares. Such Negotiable Obligations may be short-, mid- and/or long-term, secured or unsecured, peso-denominated, dollar-denominated or else may be in any other currency, subject to the compliance with all the legal or regulatory requirements applicable to the issuance in such currency or currency unit, adjustable or non-adjustable, and for a maximum outstanding face value of up to US$ 60,000 (sixty million U.S. Dollars) or the equivalent thereof in another currency.

The maximum term of the program shall be five years as from the date the program is authorized by the C.N.V., or for any longer term authorized pursuant to regulations in force.

Apart from that, the Negotiable Obligations may be issued pursuant to the laws and jurisdiction of Argentina and/or any other foreign country, in several classes and/or series during the period the Program is outstanding, with the possibility to re-issue the amortized classes and/or series without exceeding the Program’s total amount, and notwithstanding the fact that the maturity dates of the different classes and/or series issued occur after the Program’s expiration date, with amortization terms not shorter than the minimum term or longer than the maximum term permitted by the regulations set forth by the C.N.V., among other characteristics thereof.

By means of Resolution No. 16113 dated April 29, 2009, the C.N.V. decided to authorize, with certain conditions, the creation of the Global Program. Such conditions were released on May 8, 2009.

The Shareholders’ Meeting held on April 14, 2010 approved an increase of US$ 40,000 in the amount of the Global Program for the Issuance of Negotiable Obligations, which was later confirmed by the Company’s Shareholders’ Meeting held on August 2, 2012.

On February 27, 2013, the company’s Board of Directors approved to begin the proceedings to increase the amount of the program. On April 25, 2013, the C.N.V. authorized to increase the maximum amount of issuance of the Global Program of Simple Negotiable Obligations, not convertible into shares, for up to a F.V. of US$ 100,000 or its equivalent in other currencies. On May 8, 2013, the Company placed Class IV of Negotiable Obligations.

As of June 30, 2013 and December 31, 2012, the following Negotiable Obligations issued in Pesos were outstanding:

Class	F.V. Amount	Term	Maturity Date	Interest Rate	Book Value $
					06.30.13	12.31.12
III	78,075	18 months	02.28.14	Variable Badlar Rate + 3.59%	83,020	83,004
IV	220,000	18 months	11.10.14	Variable Badlar Rate + 3.49%	225,956	—

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE A – FIXED ASSETS AND INVESTMENTS IN ASSETS OF A SIMILAR NATURE

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Main Account	At Beginning of Fiscal Year	Increases	Decreases	Balance at Period- end	Amortization					Net Book Value	Net Book Value for Previous Fiscal Year
					Accumulated at Beginning of Year	Decreases	Annual Rate %	Amount for the Period	Accumulated at Period- end
Real Estate	918	—	—	918	178	—	2	8	186	732	740
Furniture and Fixtures	222	—	—	222	220	—	20	—	220	2	2
Machines and Equipment	914	217	—	1,131	553	—	20	71	624	507	361
Vehicles	236	—	—	236	108	—	20	24	132	104	128
Hardware	415	19	—	434	287	—	20	19	306	128	128

Totals as of 06.30.13	2,705	236	—	2,941	1,346	—		122	1,468	1,473	—

Totals as of 12.31.12	2,399	306	—	2,705	1,184	—		162	1,346	—	1,359

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE B – GOODWILL

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Main Account	At Beginning of Fiscal Year	Increases	Decreases	Balance at Period- end	Amortization					Net Book Value	Net Book Value for Previous Fiscal Year
					Accumulated at Beginning of Year	Decreases	Annual Rate %	Amount for the Period	Accumulated at Period-end
Goodwill (Schedule C)	17,190	—	—	17,190	8,302	—	10	970	9,272	7,918	8,888

Totals as of 06.30.13	17,190	—	—	17,190	8,302	—		970	9,272	7,918	—

Totals as of 12.31.12	17,190	—	—	17,190	6,363	—		1,939	8,302	—	8,888

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE C – INVESTMENTS IN SHARES AND OTHER NEGOTIABLE SECURITIES – EQUITY INVESTMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Issuance and Characteristics of the Securities	Class		Face Value		Amount	Acquisition Cost	Market Price	Equity Method	Book value as of 06.30.13	Book Value as of 12.31.12
Current Investments
Government and Corporate Securities (Schedule G)	Boden 2015		US$	0.001	296,251	2,450	2,013	—	2,013	4,432
Allowance for Impairment of Value of Government and Corporate Securities (*)									—	(1,180)
Unlisted Shares:
GV Mandataria de Valores S.A. (In liquidation)	Ordinary			0.001	956,445	38	—	20	20	21
Galval Agente de Valores S.A. (Schedule G)	Ordinary			0.001	—	—	—	—	—	4,178
Allowance for Impairment of Value of Shares (*)						—	—	—	—	(311)

Total Current Investments						2,488	2,013	20	2,033	7,140

Non-current Investments
Corporations. Section 33 of Law No. 19550:
Companies subject to Direct and Indirect Control (**)
Banco de Galicia y Buenos Aires S.A.	Ord. “A”			0.001	101
	Ord. “B”			0.001	533,891,564
					533,891,665	3,039,915	3,790,631	5,491,950	5,491,950	4,786,320
	Goodwill	(***)				17,190	—	—	7,918	8,888
Compañía Financiera Argentina S.A.	Ordinary			0.001	16,726,875	25,669	—	28,398	28,398	29,118
Galicia Warrants S.A.	Ordinary			0.001	875,000	11,829	—	15,376	15,376	17,889
Net Investment S.A.	Ordinary			0.001	10,500	22,341	—	122	122	124
Sudamericana Holding S.A.	Ordinary			0.001	162,447	42,918	—	236,179	236,179	161,071

Total Non-current Investments						3,159,862	3,790,631	5,772,025	5,779,943	5,003,410

(*)	See Schedule E.
(**)	See Note 10.
(***)	See Schedule B.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE C – INVESTMENTS IN SHARES AND OTHER NEGOTIABLE SECURITIES – EQUITY INVESTMENTS (CONTINUED)

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Issuance and Characteristics of the Securities	Information on the Issuing Companies
	Latest Financial Statements (*)
	Principal Line of Business	Date	Capital Stock	Net Income		Shareholders’ Equity	Percentage of Equity Held in the Capital Stock
Non-current Investments
Corporations. Section 33 of Law No. 19550:
Companies subject to Direct and Indirect Control
Banco de Galicia y Buenos Aires S.A.	Financial Activities	06.30.13	562,327	705,669		5,609,622	94.943333
Compañía Financiera Argentina S.A.	Financial Activities	06.30.13	557,563	75,798		946,405	3.000000
Galicia Warrants S.A.	Issuance of Warrants	06.30.13	1,000	4,141		17,573	87.500000
Net Investment S.A.	Information Technology	06.3013	12	(3)		139	87.500000
Sudamericana Holding S.A.	Financial and Investment Activities	06.30.13	186	152,182	(**)	276,990	87.500337

(*)	See Note 10.
(3)	For the fiscal period ended June 30, 2013.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE D – OTHER INVESTMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Main Account and Characteristics	Notes	Schedules	06.30.13	12.31.12
Current Investments (*)
Deposits in Special Checking Accounts	11	G	1,811	776
Mutual Funds			—	3,658

Total			1,811	4,434

(*)	Include accrued interest, if applicable.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE E – ALLOWANCES

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

Accounts	Balances at Beginning of Fiscal Year	Increases	Decreases	Balances at Period-End	Balances at the Previous Fiscal Year-end
Deducted from Assets
Impairment of Value of Government and Corporate Securities	1,180	9,353	10,533	—	1,180
Impairment of Value of Shares	311	—	311	—	311
Impairment of Value of Deferred Tax Asset	31,589	31,654	—	63,243	31,589
Impairment of Value of Miscellaneous Receivables	966	912	—	1,878	966
Impairment of Value of Minimum Presumed Income Tax Receivables	2,757	400	105	3,052	2,757

Total as of 06.30.13	36,803	42,319	10,949	68,173	—

Total as of 12.31.12	19,619	17,184	—	—	36,803

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE G – FOREIGN CURRENCY ASSETS AND LIABILITIES

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Thousands of U.S. Dollars (US$) and/or Euros (€)

Accounts	Amount and Type of Foreign Currency		Exchange Rate	Amount in Argentine Pesos ($) as of 06.30.13	Amount and Type of Foreign Currency		Amount in Argentine Pesos ($) as of 12.31.12
Assets
Current Assets
Cash and Due from Banks
Cash in Custody in Other Banks	US$	29.81	5.3852	161	US$	30.10	148
Investments
Deposits in Special Checking Accounts	US$	336.16	5.3852	1,810	US$	157.62	775
Government and Private Securities	US$	373.80	5.3852	2,013	US$	901.23	4,432
Shares	—	—	—	—	US$	849.65	4,178
Other Receivables
Sundry Debtors	US$	100.00	5.3852	539	—	—	—
Promissory Notes Receivable	US$	350.53	5.3852	1,888	US$	374.81	1,843

Total Current Assets				6,411			11,376

Non-current Assets
Other Receivables
Promissory Notes Receivable	US$	11,032.99	5.3852	59,415	US$	10,758.06	52,901

Total Non-current Assets				59,415			52,901

Total Assets				65,826			64,277

Liabilities
Current Liabilities
Financial Debt
Loans Received	—	—	—	—	US$	645.65	3,175
Negotiable Obligations	—	—	—	—	US$	27,101.03	133,264
Other Liabilities
Suppliers	US$	138.49	5.3852	746	—	—	—
Provision for Expenses	US$	135.97	5.3852	732	US$	264.42	1,300
Provision for Expenses	—	—	—	—		€0.50	3

Total Current Liabilities				1,478			137,742

Total Liabilities				1,478			137,742

Memorandum Accounts
Forward Purchase of Foreign Currency	—	—	—	—	US$	14,000.00	68,842

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE H – INFORMATION REQUIRED BY SECTION 64, SUBSECTION B) OF LAW NO. 19550

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos

	Total as of 06.30.13	Administrative Expenses	Total as of 06.30.12
Salaries and Social Security Contributions	4,988	4,988	4,221
Bonuses	900	900	598
Entertainment, Transportation, and Per Diem	174	174	143
Personnel Services	70	70	62
Training Expenses	49	49	45
Retirement Insurance	475	475	475
Directors’ and Syndics’ Fees	1,146	1,146	1,146
Service Fees	3,220	3,220	2,054
Taxes	5,025	5,025	693
Security Services	5	5	4
Insurance	154	154	162
Stationery and Office Supplies	67	67	73
Electricity and Communications	165	165	84
Maintenance Expenses	11	11	25
Depreciation of Fixed Assets	122	122	71
Bank Charges (*)	16	16	16
Condominium Expenses	37	37	27
General Expenses (*)	817	817	483
Vehicle Expenses	53	53	39
Trademark Lease (*)	42	42	39
Expenses Corresponding to the “Global Program for the Issuance of Negotiable Obligations” (*)	602	602	13

Totals	18,138	18,138	10,473

(*)	Balances net of eliminations corresponding to transactions conducted with companies included in Section 33 of Law No. 19550. See Note 11.

GRUPO FINANCIERO GALICIA S.A.

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

NOTE 1. SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING CONTINGENT EXPIRATION OR RESURGENCE OF BENEFITS ENVISAGED BY THOSE REGULATIONS

None.

NOTE 2. SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE FISCAL YEARS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS FISCAL YEARS, OR THOSE THAT SHALL BE PRESENTED IN FUTURE FISCAL YEARS.

None.

NOTE 3. CLASSIFICATION OF RECEIVABLES AND DEBTS

a) Receivables: See Note 9 to the financial statements.

b) Debts: See Note 9 to the financial statements.

NOTE 4. CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a) Receivables: See Notes 1.A., 1.B. and 9 and Schedule G to the financial statements.

b) Debts: See Notes 1.A., 1.B. and 9 and Schedule G to the financial statements.

NOTE 5. BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS IN COMPANIES UNDER SECTION 33 OF LAW No. 19550

See Note 10 and Schedule C to the financial statements.

NOTE 6. RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE

As of June 30, 2013 and December 31, 2012, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

NOTE 7. PHYSICAL INVENTORY OF INVENTORIES

As of June 30, 2013 and December 31, 2012, the Company did not have any inventories.

NOTE 8. NEGOTIABLE SECURITIES

See Notes 1.C. and 1.D. to the financial statements.

NOTE 9. FIXED ASSETS

See Schedule A to the financial statements.

a) Fixed assets that have been technically appraised:

As of June 30, 2013 and December 31, 2012, the Company did not have any fixed assets that have been technically appraised.

b) Fixed assets not used because they are obsolete:

As of June 30, 2013 and December 31, 2012, the Company did not have any obsolete fixed assets which have a book value.

GRUPO FINANCIERO GALICIA S.A.

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

NOTE 10. EQUITY INVESTMENTS

The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

NOTE 11. RECOVERABLE VALUES

As of June 30, 2013 and December 31, 2012, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted in taking their value-in-use, based on the possibility of absorbing future depreciation charges with the profits reported by it.

NOTE 12. INSURANCE

As of June 30, 2013 and December 31, 2012, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount	Book Value as of 06.30.13	Book Value as of 12.31.12
Building, Electronic Equipment and/or Office Assets.	Fire, Thunderbolt, Explosion and/or Theft	1,524	1,369	1,231
Vehicles	Theft, Robbery, Fire or Total Loss	322	104	128

NOTE 13. POSITIVE AND NEGATIVE CONTINGENCIES

a) Elements used in calculating provisions, the total or partial balances of which exceed two percent of Shareholders’ Equity:

None.

b) Contingencies which, at the date of the financial statements, are not of remote occurrence the effects of which on Shareholders’ Equity have not been given accounting recognition.

As of June 30, 2013 and December 31, 2012, there were no contingencies which are not of remote occurrence and the effects of which on Shareholders’ Equity have not been given accounting recognition.

NOTE 14. IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS

a) Status of Capitalization Arrangements:

As of June 30, 2013 and December 31, 2012, there were no irrevocable contributions towards future share subscriptions.

b) Cumulative unpaid dividends on preferred shares:

As of June 30, 2013 and December 31, 2012, there were no cumulative unpaid dividends on preferred shares.

NOTE 15: RESTRICTIONS ON THE DISTRIBUTION OF UNAPPROPRIATED RETAINED EARNINGS

See Note 12 to the financial statements.

Pursuant to the provisions of the Rules regarding Accounting Documentation of the Córdoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

GRUPO FINANCIERO GALICIA S.A.

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

A. CURRENT ASSETS

a) Receivables:

1) See Note 9 to the financial statements.

2) See Notes 3 and 9 to the financial statements.

3) As of June 30, 2013 and December 31, 2012, the Company had not set up any allowances.

b) Inventories:

As of June 30, 2013 and December 31, 2012, the Company did not have any inventories.

B. NON-CURRENT ASSETS

a) Receivables:

See Schedule E.

b) Inventories:

As of June 30, 2013 and December 31, 2012, the Company did not have any inventories.

c) Investments:

See Note 10 and Schedule C to the financial statements.

d) Fixed Assets:

1) As of June 30, 2013 and December 31, 2012, the Company did not have any fixed assets that have been technically appraised.

2) As of June 30, 2013 and December 31, 2012, the Company did not have any obsolete fixed assets which have a book value.

e) Intangible Assets:

1) See Note 1.D, and Schedules B and C to the financial statements.

2) As of June 30, 2013 and December 31, 2012, there were no deferred charges.

C. CURRENT LIABILITIES

a) Liabilities:

1) See Note 9 to the financial statements.

2) See Notes 4, 5, 6, 7 and 9 to the financial statements.

D. PROVISIONS

See Schedule E.

E. FOREIGN CURRENCY ASSETS AND LIABILITIES

See Note 1.B. and Schedule G to the financial statements.

F. SHAREHOLDERS’ EQUITY

1) As of June 30, 2013 and December 31, 2012, the Shareholders’ Equity did not include the “Irrevocable Advances towards Future Share Issues” account.

2) As of June 30, 2013 and December 31, 2012, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

GRUPO FINANCIERO GALICIA S.A.

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE PERIOD COMMENCED JANUARY 1, 2013 AND ENDED JUNE 30, 2013, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

G. MISCELLANEOUS

1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

2) See Notes 9 and 11 to the financial statements.

3) As of June 30, 2013 and December 31, 2012, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

4) See Notes 9 and 11 to the financial statements.

5) As of June 30, 2013 and December 31, 2012, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount	Book Value as of 06.30.13	Book Value as of 12.31.12
Building, Electronic Equipment and/or Office Assets.	Fire, Thunderbolt, Explosion and/or Theft	1,524	1,369	1,231
Vehicles	Theft, Robbery, Fire or Total Loss	322	104	128

6) As of June 30, 2013 and December 31, 2012, there were no contingencies highly likely to occur which have not been given accounting recognition.

7) As of June 30, 2013 and December 31, 2012, the Company did not have any receivables including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19550 in these financial statements.

Autonomous City of Buenos Aires, August 8, 2013.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$)

Grupo Financiero Galicia S.A.’s purpose is to strengthen its position as a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.’s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the six-month period ended June 30, 2013 amounted to $ 660,740. This income has been mainly generated as a consequence of the valuation of equity investments in our subsidiaries.

On April 19, 2012, the General Ordinary Shareholders’ Meeting of Grupo Financiero Galicia S.A. resolved to distribute Unappropriated Retained Earnings as of December 31, 2011, and allocated $ 55,347 to Legal Reserve, $ 1,033,844 to Discretionary Reserve and $ 17,752 to Cash Dividends. On April 24, 2012, in compliance with what was approved by the aforementioned General Ordinary Shareholders’ Meeting, the Company’s Board of Directors decided to put at the disposal of the shareholders, from May 9, 2012 or at a later date that may be appropriate due to the rules and regulations in force in the jurisdictions where the Company’s shares are listed, the amount of $ 17,752 as cash dividends, corresponding to the fiscal year ended December 31, 2011, amount that represents 1.43% of the Company’s capital stock.

On August 2, 2012, the General Extraordinary Shareholders’ Meeting ratified the powers vested in the Board of Directors to issue negotiable obligations under the Global Program for the Issuance of Short-, Mid- and/or Long-term Simple Negotiable Obligations for a maximum outstanding face value of up to US$ 60,000 or its equivalent in other currencies. In exercising the powers vested, on the above mentioned date Grupo Financiero Galicia S.A.’s Board of Directors resolved to approve the issuance of Negotiable Obligations Class III for a total global maximum face value of up to $ 60,000, which may increase up to $ 80,000, to be issued under the program and under the terms set forth in the applicable Price Supplement.

On August 8, 2012, the C.N.V. resolved to authorize the issuance of Negotiable Obligations Class III for a total global maximum face value of up to $ 60,000, which may increase up to $ 80,000, under the terms set forth in the applicable Price Supplement (the “Negotiable Obligations”). The Negotiable Obligations were issued under the Global Program for the Issuance of Short-, Mid- and/or Long-term Simple Negotiable Obligations for a maximum outstanding face value of up to US$ 60,000 or its equivalent in other currencies.

In September 2012, Grupo Financiero Galicia S.A.’s Board of Directors resolved to approve the sale of 100% of its interest in Galval Agente de Valores S.A., a company incorporated in Uruguay.

On May 10, 2013, the Uruguayan Central Bank authorized the final transfer of the 100% interest in Galval Agente de Valores S.A., transaction that was completed on June 12, 2013.

On January 18, 2013, César Guido Forcieri informed his resignation from the position of director in force as from January 17, 2013.

On April 15, 2013, the General Ordinary Shareholders’ Meeting of Grupo Financiero Galicia S.A. resolved to distribute Unappropriated Retained Earnings as of December 31, 2012, and allocated $ 66,811 to Legal Reserve, $ 1,245,054 to Discretionary Reserve and $ 24,350 to Cash Dividends. On April 30, 2013, in compliance with what was approved by the aforementioned Shareholders’ Meeting, the Company’s Board of Directors decided to put at the disposal of the shareholders, from May 9, 2013 or at a later date that may be appropriate due to the rules and regulations in force in the jurisdictions where the Company’s shares are listed, the amount of $ 24,350 as cash dividends, corresponding to the fiscal year ended December 31, 2012, amount that represents 1.9615% of the Company’s capital stock.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$)

Additionally, such Shareholders’ Meeting approved the extension of the effective term and update of the Global Program for the Issuance of Short-, Mid- and/or Long-Term Simple Negotiable Obligations, not convertible into shares, for a maximum outstanding face value, at any time, that shall not exceed US$ 60,000 or its equivalent in another currency, as approved by the Shareholders’ Meeting held on March 9, 2009, the terms and conditions of which were established by the Board of Directors.

On April 25, 2013, the C.N.V.’s Board of Directors, through Resolution No. 17064, resolved to authorize the increase in the maximum amount of issuance of the Global Program of Simple Negotiable Obligations, not convertible into shares, for up to a F.V. of US$ 100,000 or its equivalent in other currencies.

On May 8, 2013, Grupo Financiero Galicia S.A. placed Class IV of Negotiable Obligations for a face value of $ 220,000, for an 18-month term, the principal of which shall be amortized upon maturity and shall accrue interest at a variable Badlar rate, plus 3.49%, payable semiannually.

BALANCE SHEET FIGURES

	06.30.13	06.30.12	06.30.11	06.30.10	06.30.09
Assets
Current Assets	22,581	20,470	49,991	45,963	43,648
Non-current Assets	5,840,838	4,358,118	3,068,144	2,354,868	2,111,556

Total Assets	5,863,419	4,378,588	3,118,135	2,400,831	2,155,204

Liabilities
Current Liabilities	136,945	223,910	84,621	62,959	153,322
Non-current Liabilities	220,006	6	112,271	179,193	42,252

Total Liabilities	356,951	223,916	196,892	242,152	195,574

Shareholders’ Equity	5,506,468	4,154,672	2,921,243	2,158,679	1,959,630

Total	5,863,419	4,378,588	3,118,135	2,400,831	2,155,204

INCOME STATEMENT

	06.30.13	06.30.12	06.30.11	06.30.10	06.30.09
Operating Income from Recurring Operations	744,866	635,915	487,888	121,487	59,230
Financial Income (Loss)	(82,610)	(13,517)	(16,943)	(24,154)	98,477
Other Income and Expenses	(1,516)	(1,589)	5,492	1,016	(38)

Net Operating Income	660,740	620,809	476,437	98,349	157,669
Income Tax	—	—	134	(269)	(28,960)

Net Income	660,740	620,809	476,571	98,080	128,709

RATIOS

	06.30.13	06.30.12	06.30.11	06.30.10	06.30.09
Liquidity	0.16489	0.09142	0.59077	0.73005	0.28468
Solvency	15.42640	18.55460	14.83678	8.91456	10.01989
Capital Assets	0.99615	0.99532	0.98397	0.98086	0.97975

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$)

The Company’s individual financial statements have been considered in order to disclose the Balance Sheet figures and Income Statement figures, as the consolidated financial statements are presented in line with the provisions of Communiqué “A” 3147 of the Argentine Central Bank and supplementary regulations regarding financial reporting requirements for the publication of annual financial statements, and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

EQUITY INVESTMENTS

BANCO DE GALICIA Y BUENOS AIRES S.A.

Founded in 1905, Banco de Galicia y Buenos Aires S.A. is one of the largest private-sector banks in the Argentine financial system, and one of the leading providers of financial services in the country. As a universal bank, through affiliated companies and a variety of distribution channels, Banco Galicia offers a full spectrum of financial services to both individual and corporate customers.

Banco de Galicia y Buenos Aires S.A. operates one of the most extensive and diversified distribution networks of the Argentine private financial sector, offering near 260 points of contact with customers through bank branches and electronic banking facilities, together with 388 points of contact gathered between regional credit-card companies and Compañía Financiera Argentina S.A.

During the second quarter of fiscal year 2013, Banco de Galicia y Buenos Aires S.A. recorded net income amounting to $ 383,014, 16.3% higher than that recorded the previous fiscal period. Accumulated earnings for the first semester of fiscal year 2013 amounted to $ 705,669.

The increase in income, as compared to the second quarter of fiscal year 2012, mainly resulted from the increase in the volume of intermediation with the private sector, with the consequent impact on net operating income, which grew by 28.5% during the year.

Banco Galicia’s credit exposure to the private sector amounted to $ 57,913 million, showing a 41.1% growth during the last twelve months. Meanwhile, deposits reached $ 44,556 million, growing 33.3% during the same period.

As of June 30, 2013, Banco de Galicia y Buenos Aires S.A.’s estimated share in loans to the private sector and in deposits from the private sector was 9.12% and 8.98%, respectively, representing a growth of 58 basis points and 28 basis points during the year, respectively.

NET INVESTMENT S.A.

Grupo Financiero Galicia S.A.’s equity investment in Net Investment S.A.’s capital stock is 87.50%, whereas the remaining 12.50% is owned by Banco de Galicia y Buenos Aires S.A.

Net Investment S.A. was created to carry out Internet business transactions.

Taking into consideration the Board of Directors’ search for new business alternatives, in fiscal year 2010 the company subscribed shares belonging to a foreign company that carries out activities related to business development through the Internet. The equity investment held in this company to date represents 0.19% of the capital stock.

Net Investment S.A. recorded a $ 2 loss for the six-month period ended June 30, 2013.

SUDAMERICANA HOLDING S.A.

Sudamericana Holding S.A. is a holding company providing life, retirement, property insurance and insurance brokerage services. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. Banco de Galicia y Buenos Aires S.A. has the remaining 12.50%.

The insurance business undertaken by the Company is one of the most important aspects of Grupo Financiero Galicia S.A.’s general plan to strengthen its position as a leading financial services provider.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

Figures Stated in Thousands of Pesos ($) and U.S. Dollars (US$)

Joint underwriting of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business amounted to $ 615,190 during the first semester of 2013.

As of June 30, 2013, these companies had approximately 6.6 million insured in all their insurance lines.

From a commercial standpoint, within a more favorable context, the company maintains its purpose of taking advantage of the greater demand for insurance coverage to significantly increase the companies’ sales.

As a result of this effort, the premium volume for the second quarter of 2013 exceeded that for the same period of the previous year by 45%.

GALICIA WARRANTS S.A.

Galicia Warrants S.A. was established in 1993 and, since then, has become a leading company. It renders services to the productive sector as an additional credit instrument, also rendering a full spectrum of services related to inventory management.

Its shareholders are Grupo Financiero Galicia S.A., which holds an 87.5% equity investment in the company, and Banco de Galicia y Buenos Aires S.A., which holds a 12.5% interest.

The company has its corporate headquarters in Buenos Aires and an office in the city of Tucumán, through which it carries out its transactions in the warrants market and as well includes other services related to its main activity, for different regional economies and geographic areas of the country.

During 2012, the company experienced a 10% increase in the level of activity, as compared to the previous year, primarily resulting from the regional economies related to agriculture and sugar.

As of June 30, 2013, deposit certificates and warrants issued amounted to $ 499,198, regarding merchandise under custody located throughout the country.

During the first semester of fiscal year 2013, Galicia Warrants S.A. obtained net income from services amounting to $ 11,503.

GV MANDATARIA DE VALORES S.A. (In Liquidation)

On July 16, 2008, GV Mandataria de Valores S.A. (In liquidation) was registered with the Corporation Control Authority (I.G.J.).

Since August 29, 2012, the equity investment held by Grupo Financiero Galicia S.A. in this company is 100%.

The Company’s main purpose was to represent, act as agent and carry out other brokerage activities of any sort, both for domestic and foreign companies.

On August 29, 2012, the Company’s shareholders communicated the transfer of Galval Agente de Valores S.A.’s shares to Grupo Financiero Galicia S.A., being the latter the only shareholder of GV Mandataria de Valores S.A. (In liquidation).

Pursuant to the above, on November 12, 2012, the company’s General Extraordinary Shareholders’ Meeting approved the proposal for the dissolution and later liquidation of the company due to the reduction of shareholders to only one, in compliance with Section 94, Subsection 8, of the Corporations Law No. 19550.

On August 6, 2013, the liquidator of GV Mandataria de Valores S.A. (In liquidation) submitted the proposal for the final distribution of profits to Grupo Financiero Galicia S.A., for the amount of $ 20. Such amount was credited on August 6, 2013.

Autonomous City of Buenos Aires, August 8, 2013.

REPORT OF THE SUPERVISORY SYNDICS’ COMMITTEE

To the Shareholders and Directors of

Grupo Financiero Galicia S.A.

Tte. Gral. Juan D. Perón 456 – 2nd floor

Autonomous City of Buenos Aires

1.	We have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. (the “Company”) as of June 30, 2013, and the related Income Statement, Statement of Changes in Shareholders’ Equity and Statement of Cash Flows for the six-month period then ended, as well as supplementary Notes 1 to 16, Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Córdoba Stock Exchange, and the Informative Review as of that date, which have been submitted by the Company to our consideration. Furthermore, we have performed a limited review of the consolidated financial statements of Grupo Financiero Galicia S.A. and its subsidiaries for the six-month period ended June 30, 2013, with Notes 1 to 39, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2.	Our work was conducted in accordance with standards applicable to syndics in Argentina. These standards require the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. S.R.L., who issued their limited review report on August 8, 2013, in accordance with auditing standards applicable in Argentina for limited reviews of financial statements for interim periods. A limited review mainly involves applying analytical procedures to the accounting information and making inquiries to the staff responsible for accounting and financial issues. The scope of such review is substantially more limited than that of an audit of financial statements, the objective of which is to render an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion. We have not evaluated the business criteria regarding the different areas of the Company, as these matters are its exclusive responsibility.

In addition, we have verified that the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the six-month period ended June 30, 2013 contain the information required by Section 68 of the Rules and Regulations of the Buenos Aires Stock Exchange, Section 2 of the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations and Regulations of the National Securities Commission, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company’s accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors.

We also report that, in compliance with the legality control that is part of our field of competence, during this period we have applied the procedures described in Section 294 of Law No. 19550, which we deemed necessary according to the circumstances.

3.	The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method and preparing the consolidated financial statements of the Company. As mentioned in Note 1.16 to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on financial reporting issued by the control body differ from the professional accounting standards applicable in the Autonomous City of Buenos Aires.

4.	Based on our review, with the scope mentioned in paragraph 2 above, we report that the financial statements of Grupo Financiero Galicia S.A. as of June 30, 2013 and its consolidated financial statements at that date, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in paragraph 3 above, with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make. In compliance with the legality control that is part of our field of competence, we have no observations to make.

As regards the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the six-month period ended June 30, 2013, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Company’s Board of Directors.

Furthermore, we report that the accompanying financial statements stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina.

Autonomous City of Buenos Aires, August 8, 2013.

Supervisory Syndics’ Committee

LIMITED REVIEW REPORT

To the Chairman and Directors of

Grupo Financiero Galicia S.A.

Legal Address:

Tte. Gral. Juan D. Perón 456 – 2nd floor

Autonomous City of Buenos Aires

C.U.I.T. 30-70496280-7

1.	We have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. as of June 30, 2013, and the related Income Statements, Statements of Changes in Shareholders’ Equity and Statements of Cash Flows for the six-month periods ended June 30, 2013 and 2012, as well as supplementary Notes 1 to 16 and Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations and the Informative Review as of those dates, which supplement them. Furthermore, we have performed a limited review of the Consolidated Balance Sheet of Grupo Financiero Galicia S.A. as of June 30, 2013, and the Consolidated Income Statements and Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2013 and 2012, together with Notes 1 to 39, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2.	Our reviews were limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which mainly involve applying analytical procedures to the financial statement figures and making inquiries to the Company’s staff responsible for preparing the information included in the financial statements and its subsequent analysis. The scope of these reviews is substantially more limited than that of an audit examination, the purpose of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company’s financial condition, the results of its operations, changes in its Shareholders’ Equity and cash flows, or on its consolidated financial condition, the consolidated results of its operations and consolidated cash flows.

3.	The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method and preparing the consolidated financial statements of the Company. As mentioned in Note 1.16 to the consolidated financial statements, the abovementioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards in force in the Autonomous City of Buenos Aires.

4.	On February 14, 2013, we issued our audit report on the Company’s financial statements and consolidated financial statements for the fiscal years ended December 31, 2012 and 2011 with an unqualified opinion regarding the Argentine Central Bank regulations and an except-for qualification due to departures from professional accounting standards similar to those indicated in item 3 above.

5.	Based on the work done and on our examination of the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements for the fiscal years ended December 31, 2012 and 2011 mentioned in item 4 of this report, we express the following:

a)	the financial statements of Grupo Financiero Galicia S.A. as of June 30, 2013 and 2012 and its consolidated financial statements at those dates, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in item 3 above, with professional accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make.

b)	the comparative information included in the stand-alone and consolidated balance sheet and in supplementary Notes and Schedules to the accompanying financial statements stems from financial statements of Grupo Financiero Galicia S.A. as of December 31, 2012.

6.	As called for by the regulations in force, we report that:

a)	the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the Corporations Law, and pertinent resolutions of the National Securities Commission.

b)	the financial statements of Grupo Financiero Galicia S.A. stem from accounting records kept, in all formal aspects, in compliance with legal regulations.

c)	we have read the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, the Supplementary and Explanatory Statement by the Board of Directors, required by the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations and the Informative Review as of June 30, 2013 and 2012, about which, insofar as concerns our field of competence, we have no significant observations to make other than the one mentioned in item 3 above. Projections about future events contained in that information are the exclusive responsibility of the Company’s Board of Directors.

d)	as of June 30, 2013, Grupo Financiero Galicia S.A.’s accrued debt with the Argentine Integrated Social Security System, which stems from the accounting records and settlements carried out by the Company, amounted to $ 193,846.68, which was not yet due at that date.

e)	as required by Article 2 of General Resolution No. 595 issued by the National Securities Commission, we report that:

e.1)	Grupo Financiero Galicia S.A.’s corporate purpose is exclusively related to financial and investment activities;

e.2)	the investment in Banco de Galicia y Buenos Aires S.A. represents 93.66% of Grupo Financiero Galicia S.A.’s assets and it is the Company’s main asset.

e.3)	88% of Grupo Financiero Galicia S.A.’s income stems from the equity investment in the Bank mentioned in e.2).

e.4)	Grupo Financiero Galicia S.A. holds a 94.94333% equity percentage in the capital stock, thus having a controlling interest in the Bank mentioned in e.2).

Autonomous City of Buenos Aires, August 8, 2013.

PRICE WATERHOUSE & CO. S.R.L.